ANNUAL REPORT

Sugarfina Corporation
5275 W. Diablo Dr., Suite A-1-101
Las Vegas, NV 89118

www.sugarfina.com



In this report, the term "Sugarfina," "we," "us," "our," or "the Company" refers to Sugarfina Corporation and our subsidiaries on a consolidated basis.

The company, having offered and sold SAFE Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. A copy of this report may be found on the company's website at https://www.sugarfina.com/investor-relations.

FORWARD-LOOKING STATEMENTS

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY'S BUSINESS

Overview

Sugarfina Corporation is a consolidated entity along with its four subsidiaries –

- Sugarfina USA LLC, an operating company focused on the United States,

- Sugarfina Global LLC, a holding company for Sugarfina Global Canada Ltd.,

- Sugarfina Global Canada Ltd., an operating company for Sugarfina's Canadian business operations, and

- Sugarfina IP LLC, which holds the Company's intellectual property assets.

The Company operates an upscale, luxury candy brand for adults at primary price points ranging from $9.50 up to $296 through its wholesale retail accounts, e-commerce platforms, corporate gifting offerings, and retail boutiques. The Company has reached hundreds of thousands of consumers with its omni-channel distribution strategy. In this regard, the Company has a thriving ecommerce business, custom and corporate gifting business, and a major wholesale presence in over 1,200 accounts, including retailers such as Barnes & Noble, Bloomingdales, Neiman Marcus, Nordstrom, Paper Source, Total Wine & More, online wholesaler Faire.com, and premier hotels and resorts like The Post Oak Hotel, SLS & SBE Hotels, Encore Boston Harbor and Las Vegas resorts and casinos, such as Wynn, Bellagio, The Venetian, Aria and The Cosmopolitan. The Company also currently has 17 retail boutiques with 1 in Canada and 16 in the United States. In addition to its retail boutique in Canada, the Company also has an international presence through its franchise stores in Hong Kong and international wholesale accounts in Canada, China, Japan, Taiwan, South Korea and Mexico.

We acquire our unique candy products and our distinctive packaging from global producers on a purchase order basis. Our candies and packaging are then sent to a co-packer facility in Tijuana, Mexico for assembly as finished product before shipping primarily to our new Las Vegas, Nevada operations center, as well as to a third-party logistics center in San Diego when appropriate for distribution and fulfillment. Our business model is based on building brand awareness through these channels and by developing our own signature products and packaging that are design patented as well as trademark and copyright protected.

Our History

We commenced our business as Sugarfina Holdings LLC when we acquired substantially all of the assets of Sugarfina, Inc., a separate company that had filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in Delaware, which was consummated on May 28, 2020. Sugarfina Holdings LLC converted from a Delaware LLC to a Delaware corporation on September 26, 2020, named Sugarfina Corporation. Our largest stockholder, Bristol Luxury Group, LLC ("BLG") is controlled by two of the directors currently serving on our board of directors. For details, see "Item 4. Security Ownership of Management and Certain Securityholders," including related footnote disclosure. On April 30, 2021, the Company completed a conversion of certain of its indebtedness into shares of Series A Preferred Stock with retroactive effect to September 26, 2020 (the "Debt Conversion"). See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations – Bristol Luxury Group LLC Debt – Secured Promissory Note and Debt Conversion." The consolidated financial statements give retroactive effect to the Debt Conversion. See Note 6 to the Company's consolidated financial statements in Item 7.

From the inception of our Company, we have faced a number of challenges. Initially, our inventory was depleted due to the financial struggles of Sugarfina, Inc. that led it to seek bankruptcy protection and then the sale of its assets to us. We also have navigated challenges related to COVID-19, including supply chain disruptions, delays and increased costs relating to delivery of raw candy and packaged product, shortages of retail workers, inflation and wage increases, and economic uncertainty overall. Since the acquisition of the Sugarfina brand, we have taken many steps to commercialize the Company. Some notable achievements include closing unprofitable boutiques and shop-in-shops and opening new boutiques in strategic locations, re-negotiating rental agreements with various boutique landlords, consolidating our distribution facilities into a single centralized distribution center in Las Vegas, Nevada, eliminating unprofitable SKU's while introducing new, crowd-pleasing innovations, securing new international distribution, and opening new key distribution accounts in grocery, hospitality, liquor, and our own storefront on Amazon.com.

The Company developed exciting new innovations throughout 2022 and 2023, including Strawberry Champagne Bears®, a buzz-worthy twist on our best-selling, world famous Champagne Bears®, the Kombucha Bears collection, the world's first gummies infused with real Kombucha tea, and brand collaborations with fashion brand, Lela Rose, Los Angeles-based Sidecar Coffee and Doughnuts, Chopin premium vodka, family favorite board game, Candy Land, and with the Hollywood Chamber of Commerce for the 100th Anniversary of the Hollywood sign.

Principal Products and Services

The Company has joined the luxury candy market with a uniquely fresh, fashionable and experiential approach to gourmet confections targeted to grown-ups. The Company sells its candies through wholesale channels and corporate and custom gifting. The Company also sells its candies throughout e-commerce platforms, our retail boutiques in North America in major cities, including Los Angeles, New York, Miami, Boston and Vancouver, and through its franchise in Hong Kong and wholesale distribution partner in China, Taiwan, South Korea, and Mexico. The Company has developed a distinct brand identity that resonates with today's customers by delivering an upscale experience from the moment customers engage with the brand at primary price points beginning at $9.50 up to $296.

Our Unique Brand of Candies, Collaborations and Packaging

The Sugarfina brand focuses on flavors designed for the adult palate, such as Champagne Bears ® and But First, Rosé Roses. Other leading flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. The Company also seeks to engage shoppers by offering new, interesting and unique products on a regular basis. We began the year 2023 with the successful launch of our popular and crowd-pleasing Valentines and Lunar New Year collections, followed by new Easter and Spring collections, a refresh of our popular vegan fruit-puree collection, and a refreshed and expanded Bridal collection in time for the wedding season. We also launched collaboration collections, including Eleni's Birthday Cake Cookies with Eleni's Cookies, the Pearl by Lela Rose collection with fashion designer Lela Rose, the Sidecar donut Candy Bento Box ® in collaboration with Los Angeles's famous Sidecar Doughnuts and Coffee, and the first release of our "Hollywood 100" collaboration with the Hollywood Chamber of Commerce, celebrating the 100th anniversary of the iconic Hollywood sign. During the second half of 2023, we released our first collaboration Candy Bento Box ® with Chopin Vodka, as well as the second and third releases of the Hollywood 100 collection, and a holiday release of our Candy Land Candy Tasting Collection in collaboration with the famous family board game. Our Halloween and Holiday 2023 collections proved to be just as big a hit as in years past, and included innovations for all gifting occasions and price points.

2023 product innovations include Green Tea Almonds, Lucky Mandarins, Walk of Fame Stars, Cosmopolitan Bears, and Espresso Martini Cordials. The Company's candies are produced by artisan candy makers around the world, including in European countries like France, Germany, Italy and Greece, and in many categories, from gummies to fruit jellies to chocolates.

The Company's brand is also made unique through its luxurious and iconic, design-patented, copyrighted and/or trademarked packaging. The Company's signature Candy Cubes® are the building blocks of the iconic Sugarfina look. Although Sugarfina's Candy Cubes® can be sold separately, the Company also offers Candy Bento Boxes® which were inspired by the beauty and simplicity of Japanese bento boxes. Sugarfina's Candy Bento Boxes® allow for customization of gifts by allowing consumers to select a wide array of Candy Cubes® to fill each box. The Company offers a variety of sizes and colors to allow the consumer to customize their experience, which begins by selecting a Candy Bento Box® or Candy Trunk. Each Candy Bento Box® holds two, three, four, eight or 16 Candy Cubes®. The Candy Trunk holds nine or twenty Candy Cubes®.

Market

The Company's retail traffic in 2023 did not return to levels that were expected for a post-pandemic landscape, and therefore the Company has begun and continues its plans to reduce its retail footprint where foot traffic has not recovered as expected. We closed our Americana at Brand store location in Southern California at the end of 2022 due to the expiration of our lease. In February 2023 we closed our four Nordstrom shop-in-shop locations in Canada ahead of Nordstrom's March 2023 announcement about exiting its entire Canadian operations, and continued to close our remaining Nordstrom shop-in-shops over the course of 2023 and early 2024. We plan to close a further four Southern California stores within the next calendar year and are considering additional closures or lease restructuring at others. Due to the softened retail market, the Company shifted focus in 2023 to expanded wholesale distribution, growing its corporate custom gifting program, and investing in driving e-commerce. The Company continues to build brand awareness by pitching editors and gifting influencers, curating customized mailers, and partnering with media. Paid marketing tactics are focused on new customer acquisition and include search engine marketing, social media advertising, paid influencers, sampling and experiential events. Nonpaid marketing efforts focused on driving repeat and loyalty include email marketing to a large and growing subscriber base, social media posts featuring product and lifestyle content, public relations outreach to major media outlets, and the Company's customer loyalty program called Sugarfina Rewards. The Company also continues to identify and stay current with contemporary trends by attempting to develop partnerships with brands that have robust influencer relationships. Additionally, the Company has identified key markets for international growth, and securing new international distribution in China, Taiwan and Mexico. We also continue to expand our Canadian business with gourmet grocers and on-line gifting retailers.

- wholesale accounts,

- e-commerce,

- boutiques, and

- corporate gifting.

Our Wholesale Accounts

In keeping with our luxury brand identity, we have distribution at high-end retailers such as Nordstrom, Bloomingdales, and Neiman Marcus. We have further extended our reach by launching our products into new premium, gourmet grocers throughout the United States and Canada in 2023, such as Amazon Fresh, LLC, Straub's Fine Grocers, Gristedes supermarkets, and Raley's grocery stores. We also increased our existing distribution with Faire.com & Total Wine & More, and are also expanding wholesale distribution with new accounts in hospitality, cruise ships, grocery and airport gift shops, particularly at LAX Airport.

Our E-Commerce Channel

Sugarfina utilizes its email and SMS text subscriber lists (potential customers) as well as social media and affiliate marketing programs to market our e-commerce platform. In April 2024, the Company had approximately 520,000 e-mail subscribers (which includes 335,000 loyalty list subscribers) and approximately 50,000 SMS text subscribers. The Company's e-commerce business has been supplemented by the opening of its Amazon storefront in December 2020. Sugarfina's Amazon page is managed by the Company's in-house e-commerce team, and orders are fulfilled by its own fulfillment team.

For the years ended December 31, 2023 and 2022, Sugarfina's e-commerce channel accounted for 21% and 24% of its total sales, respectively. The Company plans to continue expanding its e-commerce channel through both its own e-commerce platform in addition to Amazon sales.

Our Boutiques

Currently, the Company leases 17 standalone stores in North America, including two boutiques managed by a third-party operator in South Florida. The Company terminated its Nordstrom shop-within-a-shop contracts over the course of 2023 and early 2024 due to foot traffic at those stores not returning to pre-pandemic levels. The Company continues to evaluate its remaining retail portfolio accordingly.

Our Gifting Concierge Program

Our Gifting Concierge vertical allows us to service Sugarfina customers who seek customization of our products for corporate promotions or for events such as weddings or baby showers. Corporate customers include Nordstrom, DreamWorks Animation and Michael Kors. We have built a custom gifting capability in our Las Vegas centralized operations center which will enable us to expand further into this channel of business.

Competition

The retailing of confectionery products is highly competitive. The Company competes with premium chocolate brands such as Godiva, Compartes, and Vosges. Some of the Company's competitors have greater name recognition and financial, marketing and other resources than us, although it is worth clarifying that while Sugarfina focuses primarily on and is known chiefly for its gummy candy products and innovations, the competitors mentioned above focus mainly on chocolate.

The Company believes that its principal competitive strengths lie in its unique candies created for grown-up tastes, quality confectionary made by artisan candy makers from around the world, and the ability to offer new candies. The Company also believes that its sophisticated branding, iconic packaging, and fashionable and fun stores set the Sugarfina brand apart from its competitors.

Suppliers and Raw Materials

The Company's candies are manufactured by candy makers across the globe, including in Germany, France, Italy and Greece. The Company uses multiple candy makers to provide products such as gummies and chocolate on a purchase order basis. Similarly, the Company's packaging is produced by suppliers on a purchase order basis. The Company continuously seeks to expand its base of confectionery and packaging suppliers. We also continue to develop new supplier partnerships, including more domestic partnerships, which allows us to diversify our supply base and continue developing and sourcing the best in unique, gourmet confections from quality artisans while also allows us to partially mitigate global shipping and supply chain issues.

Our Nevada Headquarters and Operations facility in Las Vegas, NV enables us to expand distribution without incremental investment, allowing us to take on more distribution. We fulfill 100% of our orders out of this facility, which also houses our Finance team, Customer Service center, Quality Control, IT department, and Operations departments. We also continue to build our custom capabilities at this facility, which has allowed us to take on more corporate and custom accounts.

Currently, the Company's products are shipped from its suppliers to an unaffiliated third-party assembly and logistics partner pursuant to a co-packing agreement. This partner has a facility located in Tijuana, Mexico, and provides services including inventory management, production, fulfillment, and reporting. Additional services include importation and exportation logistics to and from Mexico, as well as additional storage and handling services performed in San Diego, California at a third-party logistics facility. We amended our agreement with our logistics partner effective May 2024 to extend the contract to May 2027, with an option to renew the agreement for a further 12 months upon mutual written agreement of both parties. The initial agreement also contains an exclusivity clause restricting our logistics partner from performing work for certain competitors of the Company during the term of the agreement and for 12 months thereafter, which remains in place in the amended agreement. The Company expects to continue to renew that co-packing agreement for the foreseeable future. Once assembled, our partner ships our packaged products to our Nevada operations center for assembly, storage, and/or order fulfillment. Because the Company's products are manufactured by its vendors, the Company does not directly purchase raw materials for confectionery production. Nevertheless, the Company may be impacted indirectly by shortages, price increases, or tariffs imposed on the ingredients used to make its products.

Employees

As of April 13, 2024, the Company employed approximately 91 full and 24 part-time employees.

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, especially the fall and winter holidays, Valentine's Day, Lunar New Year, and Easter, than at other times of the year, which may cause fluctuations in our semi-annual results of operations. See also, "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations– Seasonality."

Intellectual Property

Trade Name and Trademarks

The Company has an extensive intellectual property portfolio. The brand's iconic packaging including the brand mark, Candy Cube® and Candy Bento Box ® are protected by the following:

- more than 25 U.S. design patent registrations and allowances

- more than 20 U.S. trademark registrations and allowances and a further 200+ worldwide

- 6 U.S. copyright registrations

- Trademark and patent registrations in 28 international jurisdictions

The Company publishes information regarding its intellectual property on its website, available at https://www.sugarfina.com/patents-and-trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. and Canada federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current material litigation or threatened litigation.

The Company's Property

The Company leases space for its Las Vegas operations center, Los Angeles office and retail stores. Our Miami and Boca Raton retail boutiques are both operated by a third-party operating company responsible for the development of the stores, staffing of employees and general administration of the stores.

DIRECTORS AND EXECUTIVE OFFICERS

The company's executive officers and directors are as follows:

Name	Position	Age	Term of Office	Approximate Hours Per Week for Part-Time Employees
Executive Officers:				
Scott LaPorta	CEO and COO	61	Since November 1, 2019	
Brian Garrett	Senior Vice President, CFO	43	Since January 11, 2021	
Fiona Revic	Secretary and Corporate Counsel	33	Since July 6, 2020	20
Tracy Woo	Vice President of Sales	40	Since January 19, 2022	
Alisa Kilbourne	Vice President of Quality Assurance and Regulatory	40	Since April 3, 2023	
Tiffany Miller	Vice President of Operations	43	Since October 1, 2023	
Directors:				
Scott LaPorta	Director	61	Since November 1, 2019	
Paul L. Kessler	Director	63	Since November 1, 2019	
Diana Derycz-Kessler	Director	59	Since November 1, 2019	

Scott LaPorta, CEO, COO and Director

Scott LaPorta is a proven senior executive with a record of driving outstanding performance within highly competitive and aspiration driven consumer businesses/brands including Levi Strauss, Hilton, Marriott, Bolthouse Farms, and most recently GT's Kombucha. Scott provides strategic vision as well as creative and disciplined operational leadership. He has successfully developed and commercialized undermanaged businesses into high growth enterprises while expanding margins and building capability. Mr. LaPorta has raised over $30 billion in capital and led or co-led over $10 billion of

M&A activity as a CFO of operating companies in the hospitality, lodging, and casino industries. He has also led two IPO spin off transactions. Scott took on a turnaround role at Levi Strauss in 2002 that included leading strategy, planning, and restructuring and then ran three divisions of the company. Mr. LaPorta successfully led the commercialization, growth, and eventual sale of the Bolthouse Farms fresh food and beverage business at a category leading exit multiple for a private equity firm. He was with Bolthouse Farms from 2009 through 2016. From January 2017 to July 2018, Mr. LaPorta lead Neuro Drinks as its President. From September 2018 to September 2019, Mr. LaPorta served as Chief Commercial Officer of GT's Living Foods. Mr. LaPorta holds an MBA in Finance and Marketing from Vanderbilt University and a BS in Accounting from the University of Virginia. While he was at the University of Virginia Scott was a collegiate baseball pitcher.

Brian Garrett, Senior Vice President, CFO

Brian Garrett is currently our Senior Vice President, CFO. He joined the Company in January 2021. He brings over 20 years of experience leading accounting and finance teams and over 10 years of financial reporting experience for publicly traded companies. Prior to the Company, he served as Controller of Eagle Pipe, LLC from July 2017 to January 2021. He previously served as Controller at Elite Compression Services, LLC from May 2014 to June 2017, as Assistant Controller at Genesis Energy, L.P. from 2007 to 2014 and held various audit and assurance services roles at Deloitte from 2003 to 2007. He is a licensed CPA in the state of Texas and earned a BBA and MS in Accounting from Texas A&M University in College Station, TX.

Fiona Revic, Secretary and Corporate Counsel

Fiona Revic, Esq., is currently our Corporate Counsel. She has served in that position since July 2020. Prior to joining Sugarfina, she was In-House Counsel at Neoteryx, LLC from February 2020 to June 2020 responsible for all legal matters in the normal course of business and was previously Contracts Manager from March 2016 to February 2020 responsible for all commercial contracts. Prior to that, she was Assistant to In-House Counsel at Phenomenex Inc. from January 2015 to January 2016 and assisted with all legal matters. She holds Bachelor of Laws (LLB) degree 28 from the University of Bristol, UK, completed her Legal Practice Course at the University of Law in London, UK, holds her Master of Laws (LLM) from UCLA, and is a member in good standing of the California Bar.

Tracy Woo, Vice President of Sales

Tracy Woo is our current Vice President of Sales and oversees all Domestic and International wholesale sales including gifting and specialty, grocery, hospitality, liquor, travel, B2B and our Gifting Concierge. She comes to us with over 14 years of wholesale experience in the Fashion Industry. After graduating from the University of California, Irvine with a B.A. in International Studies, she attended FIDM and obtained an A.A. in Merchandising Product Development. She then began her career in New York City at the French Luxury Fashion House Chloe. Since then, she managed International Wholesale distribution for the globally acclaimed brand Helmut Lang from November 2010 to April 2018. After spending over 10 years in New York City, she made the move back to Los Angeles to head sales at Maxbone from April 2018 to January 2019. Prior to joining us, she was the Global Wholesale Director at RtA Brand in Los Angeles from February 2019 to January 2022.

Alisa Kilbourne, Vice President of Quality Assurance and Regulatory

Alisa Kilbourne is currently our Vice President of Quality Assurance and Regulatory and has been with the Company since October 2019. She brings nearly eighteen years of food industry, quality assurance, and technical service experience. Prior to joining Sugarfina, she was Quality Assurance Director for Dotta Foods LP from November 2014 to September 2019 and responsible for setting up supplier approval, hazard analysis, gap analysis and other quality assurance programs. Prior to that, she has held technical positions at Bakkavor Foods (formerly Two Chefs on a Roll) and Fresh and Easy Neighborhood Market. She holds an Online MS in Food Safety from Michigan State and a BS in Dietetics and Clinical Nutrition Services with a minor in Chemistry from California State University Long Beach. She holds training certificates for Advanced HACCP, ServSafe®, and FSMA Preventative Controls Qualified Individual.

Tiffany Miller, Vice President of Operations

Tiffany Miller is our Vice President of Operations and has been with the company since September 2021. Tiffany is a seasoned supply chain executive, bringing over a decade of leadership experience driving operational excellence and profitability in the consumer goods industry. Prior to her role at Sugarfina, she was the Executive Vice President of Purchasing & Administration at Epic Wines & Spirits since July 2013, where she directed purchasing, inventory management, and administration functions, contributing to a $90 million sales operation. Earlier in her career she held key roles in brand management and operations, consistently driving revenue growth, fostering cross-functional collaboration, and implementing process improvements. Tiffany graduated from San Jose State University with a Bachelor of Science, Business Administration/Management.

Paul L. Kessler, Director

Paul L. Kessler is Principal, Portfolio Manager and Founder of Bristol Capital Advisors, LLC and has extensive experience as a financier and venture capitalist. He is well versed at identifying deep value investment opportunities in a variety of industries. Mr. Kessler has broad experience in finance, actively sourcing, identifying, negotiating, and structuring investment transactions. He has actively worked with executives and boards of companies on corporate governance, strategy, and alignment of interests with stakeholders. Mr. Kessler has guided and overseen over 700 investment transactions. Mr. Kessler is married to Diana Derycz-Kessler.

Diana Derycz-Kessler, Director

Diana Derycz-Kessler has 20 years of experience serving as a principal investor in Bristol Capital Advisors with investments in growing public and private companies in a variety of sectors. Through her investment activities she has taken on active operational roles, including a 17-year tenure as Owner, CEO and President of the Los Angeles Film School where she significantly grew the school's size and presence to become a leader in media arts education.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2023 the three highest-paid directors and executive officers were paid as set forth in the table below:

Name	Capacities in which Compensation was Received	Salary	Bonus	Total Compensation
Scott LaPorta (1)	CEO, COO and Director	$ 535,041	$ -	$ 535,041
Brian Garrett (2)	Senior Vice President, CFO	$ 241,931	$ 25,000	$ 266,931
Tracy Woo (3)	Vice President of Sales	$ 198,420	$ -	$ 198,420

(1) Scott LaPorta had a total of 131,925 outstanding stock options granted at an exercise price of $10.00 under the 2020 Equity Incentive Plan (defined below under "Stock Option Plan") of 56,000, 50,925, and 25,000 granted on January 1, 2021, January 1, 2022, and January 1, 2023, respectively, as of December 31, 2023. Under the terms of the 2020 Equity Incentive Plan, options vest over a 4-year period, subject to continued employment, and have a term of 7 years. Those options will become fully vested and exercisable immediately prior to the consummation of an exit event, such as an initial public offering.

(2) As of December 31, 2023, Mr. Garrett had a total of 30,000 stock options, 20,000 granted on April 11, 2021 and 10,000 granted on April 2, 2023, at an exercise price of $10.00, under the 2020 Equity Incentive Plan.

(3) As of December 31, 2023, Ms. Woo had 20,000 stock options, granted on January 19, 2022 at an exercise price of $10.00, under the 2020 Equity Incentive Plan.

The Company did not pay its directors for the fiscal year ended December 31, 2023. There were 3 directors in that group.

We have an employment agreement with Scott LaPorta, our CEO, COO and Director, with a term of four years and successive one-year renewal options. Mr. LaPorta is paid an annual base salary of $534,712 and is eligible to receive an annual bonus based on the Company's achievement of goals for revenue and EBITDA. His target performance bonus is 70% of his base salary with the ability to earn up to 200% of the target bonus each fiscal year based on two components – revenue and EBITDA. In the event Mr. LaPorta is terminated without cause or leaves the Company for good reason, he will receive his base salary earned through the date of termination, accrued and unused paid time off, reimbursed expenses, all other accrued payments and benefits under his employment agreement. He will also receive a lump sum of his base salary plus a pro rata portion of his target bonus for that fiscal year, provided he signs a release of claims against the Company. In the event of a change of control or similar event, Mr. LaPorta will receive the same amounts as described above if, within twelve months of the change of control, he is terminated without cause or leaves for good reason.

Mr. LaPorta is eligible to receive a discretionary performance bonus, which would be granted at the sole discretion of the board of directors The Company granted Mr. LaPorta 50,925 stock options on January 1, 2022 and 25,000 on January 1, 2023, each under the 2020 Equity Incentive Plan (as defined below) at a $10.00 exercise price, vest over a 4-year period, subject to continued employment, and have a term of 7 years. Those options will become fully vested and exercisable immediately prior to the consummation of an exit event, such as an initial public offering.

In April 2023, we extended Scott LaPorta's employment agreement for one-year effective November 1, 2023, increasing his annual base salary $550,754. Additionally, Mr. LaPorta was awarded a $25,000 cash bonus for his efforts during 2022.

The Company deferred Mr. LaPorta's increased annual base salary and $25,000 bonus until a future point in time.

Stock Option Plan

In January 2021, our Stockholders approved a stock option plan for the issuance of up to 500,000 options (the "2020 Equity Incentive Plan"), subject to annual increases in the number of available options. As of December 31, 2023, we had 385,425 stock options outstanding.

The 2020 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the Company's employees and any subsidiary's employees, and for the grant of nonstatutory stock options, restricted stock, or restricted stock units to the Company's employees, directors and consultants. The plan is administered by the plan administrator. The exercise price of options granted under the plans must be at least equal to the fair market value of our Common Stock at the time of grant. The term of an option may not exceed 7 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Options vest over a 4-year period subject to continued employment. The plan administrator will determine the methods of payment for the exercise price of an option. If an individual's service terminates voluntarily for good reason, the participant may exercise his or her option within 90 days of termination or such longer period of time as provided in his or her award agreement. If an individual's service terminates due to the participant's death or disability, the option may be exercised within one year of termination, or such longer period of time as provided in his or her award agreement. If an individual's service terminates voluntarily other than for good reason or if an individual is terminated for cause, all of the individual's vested and un-vested options will immediately lapse. The vested portion of an employee's options will become exercisable immediately prior to the consummation of an exit event. However, in no event may an option be exercised after the expiration of its term. The plan administrator does not use published criteria concerning the number of options granted or formal performance formulas. Options are granted based on overall contribution as recommended by the plan administrator and approved by the Board of Directors.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On April 30, 2021, the company undertook the Debt Conversion under which it converted $8,000,000 of the balance due to BLG under the Secured Promissory Note (the "BLG Note") into shares of Series A Preferred Stock, with retroactive effect to September 26, 2020. See *"Management's Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt – Secured Promissory Note and Debt Conversion."*

Paul L. Kessler and Diana Derycz-Kessler, who sit on the Company's board of directors, own a combined 90.17% of BLG through their Bristol Investment Fund Ltd. and Vendome Trust. Barlock Capital owns 7.83% of BLG. Scott La Porta owns the remaining 2% of BLG and is the Company's CEO, COO and a director. As of December 31, 2023, after giving effect to the Debt Conversion, $12,863,659 was outstanding under the BLG Note. *See also "Management's Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,"* above.

Accordingly, BLG has made cash injections into the Company from time to time totaling $1,680,000 as of December 31, 2022, for the purpose of making additional funds available to the Company for use as working capital. An additional $50,000 was loaned to the Company in December 2023, and as of the date of this Annual Report, an additional $750,000 has been loaned to the Company in 2024. As of December 31, 2023, $1,512,707 was held in the Company's accounts payable owed to BLG. *See also "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,"* above.

In total, as of December 31, 2023, the Company owes BLG, and so also owes its CEO and COO, Mr. LaPorta, and two of its current directors, Mr. Kessler and Ms. Derycz-Kessler, $14,376,366.

Mr. LaPorta converted $75,000 of payroll owed to him by the Company in 2024 to 75 shares of the Series B Convertible Preferred Stock in April 2024.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

All of our assets are pledged as collateral to our lenders, Austin Financial Services, Inc. and Bristol Luxury Group LLC.

The Company has a revolving line of credit agreement with Austin Financial Services, Inc. ("AFS"). That agreement provides for a $2.0 million senior secured credit facility (the "Senior Secured Line of Credit" or "line of credit"), which is used primarily for working capital purposes, and has a termination date of May 24, 2025, with certain early termination conditions and fees. For details, see "Management's Discussion & Analysis – Liquidity – Senior Secured Line of Credit." At December 31, 2023, we had $1,417,497 of outstanding borrowing and $199,876 of borrowing capacity (the lesser of the borrowing base or the aggregate line of credit) under the line of credit.

Simultaneously upon entering into the Senior Secured Line of Credit agreement, the Company, Bristol Luxury Group, LLC ("BLG") and AFS entered into an Intercompany Subordination Agreement (the "subordination agreement") which provides AFS with a first priority interest in substantially all the Company's assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG, or the Company's stockholders.

BLG holds a note (the "BLG Note") issued by the Company under which the Company owes BLG a total of $12,863,659 as of December 31, 2023. Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company's board of directors jointly own a majority of BLG. Scott LaPorta also effectively owns 2% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO and COO of the Company. Under the terms of the BLG Note, but also subject to the subordination agreement defined above, the debt is secured by a second priority interest in substantially all the Company's assets. This means that upon an exit event or if the Company were to declare bankruptcy, BLG and its holders would be paid after AFS but before the stockholders. For details see "Management's Discussion and Analysis – Liquidity – Bristol Luxury Group LLC Debt" and "Transactions with Related Persons and Conflicts of Interest."

We may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows.

Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. We cannot assure you that we will be able to obtain additional funds on commercially reasonable terms, if at all.

In addition to the Company's outstanding secured indebtedness, the Company also owes unsecured debt to BLG through a line of credit BLG extended to the Company. As of December 31, 2023, the Company owed $1,512,707 to BLG, which is recorded in the Company's accounts payable. For details, see "Management's Discussion and Analysis – Liquidity – Cash Injections" and "Transactions with Related Persons and Conflicts of Interest."

Additionally, we have current lease liabilities of $2,581,601, and long-term lease liabilities of $5,710,624 each as of December 31, 2023. Our debt level could limit our ability to obtain additional financing and could have other important negative consequences, including:

- make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and accelerations of such indebtedness;

- require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;

- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;

- limit our ability to refinance our existing indebtedness or borrow additional funds in the future;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

- place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and

- limit our ability to react to competitive pressures or make it difficult for us to carry our capital spending that is necessary or important to our growth strategy.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations. Additionally, if we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In addition, the recent worldwide economic slowdown could make it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

Our success depends on our ability to uphold the reputation of our brand, which will depend on our product quality, the effectiveness of our marketing, and our customer experience.

We believe that our brand image and brand awareness is vital to the success of our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. As we execute our growth strategy, our ability to successfully expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customer. Among other things, we rely on social media platforms, such as Instagram and Twitter, to help implement our marketing strategies and promote our brand. Our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high-quality products acceptable to our customers, or if we face a product recall. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to locate alternative suppliers or manufacturing sources. Additionally, while we devote considerable efforts and resources to protecting our intellectual property, if these efforts are not successful the value of our brand may be harmed. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

In the event we experience an issue with product quality, we may experience recalls or liability in addition to business disruption which could further negatively impact brand image and reputation and negatively affect our sales. Our brand image and reputation may also be more difficult to protect due to less oversight and control as a result of outsourcing the production and manufacturing of our candies, chocolates, and packaging, including assembly of those products and related packaging. We also could be exposed to lawsuits relating to product liability or marketing or sales practices. Deterioration to our brand equity may be difficult to combat or reverse and could have a material effect on our business and financial results.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the confectionery market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the merchandise our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected and we may be faced with a substantial amount of unsold inventory or missed opportunities. As a result, we may be forced to mark down our merchandise in order to dispose of slow-moving inventory, which may result in lower profit margins, negatively impacting our financial condition and results of operations.

Even if we are successful in anticipating consumer demands, our ability to adequately react to and execute on those demands will in part depend upon our continued ability to develop and introduce fashionable and functional, high-quality products. If we fail to design products in the categories and tastes that consumers want, demand for our products could decline and our brand image could be negatively impacted. Our failure to effectively introduce new products and enter into new product categories that are accepted by consumers could result in excess inventory, inventory write-downs, decreases in gross margins and a decrease in net revenues, which could have a material adverse effect on our financial condition.

Our future results may be adversely affected if we are unable to implement our strategic plan and growth initiatives.

Our ability to succeed in our strategic plan and growth initiatives will rely on the success of our new innovations, collaborations, and wholesale account distribution expansion which could be negatively impacted by unanticipated competition, supply chain disruption, or input cost increases.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue.

The market for confectionery is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of candies, chocolates and other products, including large, diversified confectionery companies with substantial market share and established companies expanding their production and marketing of candies, chocolates and other confectionery. Many of our competitors are large confectionery companies with strong worldwide brand recognition. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do.

As a result, these competitors may be better equipped than we are to influence consumer preferences or otherwise increase their market share by:

- quickly adapting to changes in customer tastes or consumer preferences;

- discounting excess inventory that has been written down or written off;

- devoting resources to the marketing and sale of their products, including significant advertising campaigns, media placement, partnerships and product endorsement; and

- engaging in lengthy and costly intellectual property and other disputes.

Our inability to compete successfully against our competitors and maintain our gross margin could have a material adverse effect on our business, financial condition and results of operations.

We face inventory risk. If we fail to accurately predict demand for our products, we may face write-downs or other charges.

We are exposed to inventory risks that may adversely affect operating results as a result of new product launches, changes in product cycles and pricing, limited shelf-life of certain of our products, changes in consumer demand, and other factors. We endeavor to predict accurately, based on information from our customers and distributors and reasonable assumptions, the expected demand for our products in order to avoid overproduction. Demand for products, however, can change significantly between the time of production and the date of sale. It may be more difficult to make accurate predictions regarding new products. In addition to our own marketing initiatives, we depend on the marketing initiatives and efforts of distributors in promoting products and creating consumer demand. In the latter circumstance, we have limited or no control regarding distributors' promotional initiatives or the success of their efforts.

Changes in consumer spending could have a negative impact on our financial condition and business results.

Our sales depend upon a number of factors related to the level of consumer spending, including the general state of the economy, federal and state income tax rates, and consumer confidence in future economic conditions. Changes in consumer spending in these and other areas can affect both the quantity and the price of our products that customers are willing to purchase at our retail stores, online purchases, through our distributors, such as our shop-in-a-shop arrangement with Nordstrom and other retailers, corporate gifting and through our franchisee. Reduced consumer confidence and spending may result in reduced demand for our products, limitations on our ability to increase prices and increased levels of selling and promotional expenses. This, in turn, may have a considerable negative impact upon sales and gross margins.

We have a history of losses and cannot assure you that we will achieve or maintain profitable operations.

During the fiscal year ended December 31, 2023, our net loss was $6,776,487 with the largest drivers of that variance related to lower gross margin driven primarily by lower net revenue due to lower demand as a result of inflationary factors and recessionary fears and the closure of certain retail locations, and $1,409,681 less government grant income, from Employee Retention Credits, recognized in 2023.. Our net loss for the fiscal year ended December 31, 2022, was

$2,123,315, an improvement of $1,759,295 from the fiscal year ended December 31, 2021, primarily due to $699,033 more governmental grant income recognized in 2022, increased gross margin and a decrease in selling, general and administrative costs. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations." We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, and delays, and other unknown events.

We cannot assure you that we will achieve sustainable operating profits as we continue to expand our infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition, and could cause the value of our Common Stock to decline, resulting in a significant or complete loss of your investment.

Our results of operations may be negatively impacted by economic factors.

Throughout 2023 and 2022 the greatest risks to our business changed from the spread of COVID-19 and related lockdowns to the economic fallout resulting from pent up demand coupled with supply chain disruptions, and labor shortages followed by inflation and economic concerns regarding a possible recession. Even as the supply chain and shortages of ingredients has been recovering during 2022, we now see the greatest risk in the form of inflation and economic downturn, which could cause our customers to reduce spending on our products and increase the cost of our debt and other financing terms. These developments would also leave us vulnerable if other global events were to occur, such as another pandemic or global energy shortages, which would potentially impact shipping of our products and packaging.

The extent to which the inflationary economy and related fallout may affect our financial results will depend on future developments, which are highly uncertain and cannot be predicted..

We are not currently experiencing disruption in product or packaging production from our suppliers as a result of the COVID-19 pandemic or otherwise. As of the date of this Annual Report, the Company is not experiencing any material shortages in labor, however, that may change as the economy continues to experience a resurgence from the effects of the COVID-19 pandemic.

The Company was eligible for the Employee Retention Credit ("ERC") under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") signed into law March 27, 2020, and the subsequent extension of the CARES Act. The Company recognized $970,441 and $2,380,122 of government grant income under that program for fiscal years ending December 31, 2023 and 2022, respectively.

If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, we may be unable to increase net revenues, improve margins and achieve profitability.

Our success depends on our ability to acquire and retain new customers and to do so in a cost- effective manner. We must continue to acquire customers in order to increase net revenues, improve margins, and achieve profitability. In order to expand our customer base, we must appeal to, and acquire, customers who have historically purchased their candies and candy gifts from other retailers such as traditional brick and mortar retailers and the websites of our competitors. We also need to attract customers who might not ordinarily purchase candy and candy gifts but will change their purchasing habits in favor of our products, our packaging and the experience we offer.

We have made significant investments related to customer acquisition and expect to continue investing to acquire additional customers. We cannot assure you that the net revenues from the new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality product experience, or if consumers do not perceive the products we offer to be of high value and quality, we may be unable to acquire or retain customers.

Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission ("FTC"), Consumer Product Safety Commission and state attorneys general in the United States, as well as by various other federal, state, provincial, local and international regulatory authorities in the locations in which our products are distributed or sold. If we fail to comply with those regulations, we could become subject to significant penalties or claims or be required to recall products, which could negatively impact our results of operations and disrupt our ability to conduct our business, as well as damage our brand image with consumers. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant unanticipated compliance costs or discontinuation of product sales and may impair the marketing of our products, resulting in significant loss of net revenues.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

Our future success largely depends upon the continued services of our executive officers and management team, especially our Chief Executive Officer and Chief Operations Officer, Scott LaPorta. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Additionally, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock.

In addition, our continuing ability to attract and retain highly qualified personnel, especially employees with experience in the confectionery industry, will also be critical to our success because we will need to hire and retain additional personnel as our business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, we may not be able to effectively manage or grow our business, which could adversely affect our financial condition or business. As a result, the value of your investment could be significantly reduced or completely lost.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, especially the fall and winter holidays, Valentine's Day, Lunar New Year, and Easter, than at other times of the year, which may cause fluctuations in our semi-annual results of operations. This seasonality may adversely affect our business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period. See also "Management's Discussion and Analysis – Results of Operations– Seasonality."

Risks Related to Being a Small Business with Global Suppliers and Competition

We may not be able to pass on to our customers increases in the cost of goods, services, and labor, including increased costs due to the imposition of tariffs, necessary to our business.

Increases in the costs of ingredients, energy and labor directly affect our operations. Our candy suppliers use both cocoa and sugar, as well as other ingredients, which may increase in price if they become scarce or difficult to obtain. Also, the cost of transporting our products and packaging to our stores and warehouses fluctuates and as those costs rise this could impact our profits unless we pass the additional cost to customers. Additionally, in the current global and economic climate, governments sometimes impose tariffs on commodities, such as cocoa and sugar, and other products which would increase our costs as well.

We may be able to pass some or all of the cost increases from raw materials, energy, labor and tariffs to customers by increasing the selling prices of our products. However, higher product prices may also result in a reduction in sales volume and/or consumption. If we are not able to increase our selling prices sufficiently, or in a timely manner, to offset increased raw material, energy or other input costs, including packaging, pay for employees in our retail locations and elsewhere, or if our sales volume decreases significantly, there could be a negative impact on our profitability.

The Company has experienced raw material packaging, freight and wage cost increases, and has strategically increased prices to offset those increases, contributing to overall gross margin decline of 1.6% points in 2023 as compared to 2022. Additionally, the Company has benefited from the strengthening of the United States dollar versus the currency of its primary international suppliers. Effective August 2023, we negotiated a reduction in freight costs with our primary shipping partner and secured an 8% cost reduction, effective in early 2024, with our largest raw material supplier. Additionally, effective April 2024, we increased the prices of our products to offset some of the cost increases we have experienced in the last few years from our supplier. If our suppliers continue passing through input cost increases, we will raise prices and rationalize our product line to offset the impact.

We rely on third-party suppliers and manufacturers to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We rely on third-party suppliers primarily located outside of the United States to provide raw materials for and to produce our products. The company that assembles our products is located in Tijuana, Mexico. While the Company sells a diversified product line, it remains dependent upon a limited number of suppliers that it selects. There were no significant concentrations of suppliers during the years ended December 31, 2023 or December 31, 2022. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of confectionery, packaging or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our suppliers and we compete with other companies, including many of our competitors, for confectionery, packaging, and raw materials. We have occasionally received, and may in the future receive, shipments of products that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations.

The loss of, or disruption in, our relationship with the provider that assembles our packaging, packs our products and ships them to our warehouses for distribution could have a material adverse effect on our business and operations.

Our operations are currently primarily dependent on a single provider for assembling our raw product into packaging, packing, and then shipping them to our distribution centers. We have a contract with the provider, which is located in Tijuana, Mexico, that was amended effective May 1, 2024 to extend the Term of the contract to May 31, 2027, with an option to renew the agreement for a further 12 months upon mutual written agreement of both parties. The initial agreement also contains an exclusivity clause restricting our logistics partner from performing work for certain competitors of the Company during the term of the agreement and for 12 months thereafter, which remains in place in the amended agreement. Currently, we ship our finished goods from our centralized distribution center in Las Vegas, Nevada.

Nevertheless, any significant interruption in the operation of the provider's plant or warehouses, now or in the future, due to natural disasters, accidents, system issues or failures, or other unforeseen causes that materially impair our ability to access or use our facility, could delay or impair the ability to distribute merchandise and fulfill online orders, which could cause sales to decline.

We also depend upon third-party carriers for shipment of a significant amount of merchandise directly to our customers. An interruption in service by these third-party carriers for any reason could cause temporary disruptions in business, a loss of sales and profits, and other material adverse effects.

Our sales and gross margins may decline as a result of increasing freight costs.

Freight costs are impacted by changes in fuel prices through surcharges, among other factors. Fuel prices and surcharges affect freight costs both on inbound freight from suppliers to the distribution center as well as outbound freight from the distribution center to stores/shops, supplier returns and third-party liquidators, and shipments of product to customers. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs. Effective August 2023, we negotiated a reduction in freight costs with our primary shipping partner and secured an 8% cost reduction, effective in early 2024, with our largest raw material supplier. Manufacturing delays or unexpected transportation delays can also cause us to rely more heavily on airfreight to achieve timely delivery to our customers, which significantly increases freight costs. Increases in fuel prices, surcharges, and other potential factors may increase freight costs. Any of these fluctuations may increase our cost of products and have an adverse effect on our margins, results of operations and financial condition.

Changes in government policy, political unrest, and dynamics in the relationships between the U.S. government and foreign governments may have a negative impact on the Company and its franchisees

We have a franchised store located in Hong Kong managed by our franchisee, Upper East Corporation Limited ("Upper East"). The future development of national security laws and regulations in Hong Kong, and any resulting unrest among its citizens, may negatively affect Upper East and result in Sugarfina receiving less profits from that business. On May 28, 2020, the National People's Congress of the People's Republic of China adopted the Decision on Establishing and Strengthening the Hong Kong Special Administrative Region's Legal System for the Safeguard of National Security and Implementation Mechanisms (the "Decision") and authorized the Standing Committee of the National People's Congress to promulgate a new law pursuant to and for the implementation of the Decision. The details of the Decision and resulting laws or rules continues to develop and there is no way to know for certain what the law will look like, how it will be implemented, and what the response of the citizens of Hong Kong will be. Also, the Company may be negatively impacted if the governments of the United States and the People's Republic of China impose tariffs or other obstacles to commerce between their countries.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Concerning Intellectual Property and Cybersecurity

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our brand image. We believe our Company's name, logo, domain name, registered and unregistered trademarks, patents, copyrights, domain names, and social media handles are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, patent, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our Company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments we are required to make and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

Information technology system failures, breaches of our network security or inability to upgrade or expand our technological capabilities could interrupt our operations and adversely impact our business.

We and our franchisees rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our stores. Our and our franchisees' operations depend upon our and our franchisees' ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external cybersecurity breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us or our franchisees to litigation or to actions by regulatory authorities.

A party who is able to compromise the security measures on our networks or the security of our infrastructure could, among other things, misappropriate our proprietary information and the personal information of our customers and employees, cause interruptions or malfunctions in our or our franchisee's operations, cause delays or interruptions to our ability to operate, cause us to breach our legal, regulatory or contractual obligations, create an inability to access or rely upon critical business records, or cause other disruptions in our operations. These breaches may result from human errors, equipment failure, fraud or malice on the part of employees or third parties.

We expend financial resources and maintain cybersecurity insurance to protect against such threats and may be required to further expend financial resources to alleviate problems caused by physical, electronic, and cyber security breaches. As techniques used to breach security are growing in frequency and sophistication and are generally not recognized until launched against a target, regardless of our expenditures and protection efforts, we may not be able to implement security measures in a timely manner or, if and when implemented, these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, loss of existing or potential future customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial performance and operating results.

In the event of a breach resulting in loss of data, such as personally identifiable information or other such data protected by data privacy or other laws, we may be liable for damages, fines and penalties for such losses under applicable regulatory frameworks despite not handling the data. Further, the regulatory framework around data custody, data privacy and breaches varies by jurisdiction and is an evolving area of law. We may not be able to limit our liability or damages in the event of such a loss.

If we or our franchisee are unable to protect our customers' data, we could be exposed to data loss, litigation, liability and reputational damage.

In connection with credit and debit card sales, we and our franchisee transmit confidential credit and debit card information. A number of retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen. Third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our and our franchisees' security measures and those of our and our franchisee's technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our and our franchisee's operations. Any security breach could expose us and our franchisees to risks of data loss and liability and could seriously disrupt our and our franchisee's operations and any resulting negative publicity could significantly harm our reputation. We may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit and debit card information may be brought by payment card providers, banks, and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit), and federal and state regulators. Any such proceedings could harm our reputation, distract our management team members from running our business and cause us to incur significant unplanned liabilities, losses and expenses.

Organizations face growing regulatory and compliance requirements.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of April 29, 2024, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Name and Address of Beneficial Owner	Series A Preferred Stock (5)			Series B Convertible Preferred Stock			Common Stock		
	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Paul L. Kessler (2)	721,329	-	90.2%	-	-	-	11,270,764	-	87.2%
Diana Derycz-Kessler (2)	721,329	-	90.2%	-	-	-	11,270,764	-	87.2%
All executive officers and directors as a group (8 people in this group) (3)	737,378	-	92.2%	75	-	1.3%	11,763,458	-	89.2%

(1) The address for all beneficial owners of Series A Preferred Stock, Series B Preferred Stock, and Common Stock is 5275 W. Diablo Dr., Suite A1-101, Las Vegas, NV 89118

(2) The percent of class for Series A Preferred Stock and Common Stock is calculated based on 800,000 and 12,923,593, respectively, the total number of outstanding shares of those classes.

(3) Represents the stock options granted under the 2020 Equity Incentive Plan, which would become vested and exercisable immediately prior to the consummation of an exit event such as an initial public offering.

(4) Mr. Kessler and Ms. Derycz-Kessler own their interest in the Company through Bristol Luxury Group LLC, which they each jointly own, through their entities Bristol Investment Fund Ltd. and Vendome Trust.

(5) Does not include 423,593 shares issued in our Regulation A offering, over which investors have granted an irrevocable proxy to Mr. LaPorta.

(6) Gives effect to the Debt Conversion. Except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders, shares of Series A and Series B Preferred Stock do not have any voting powers, preferences or relative, participating, optional or other special rights or voting powers, or qualifications, limitations or restrictions thereof. In all cases where the holders of shares of Series A and Series B Preferred Stock have the right to vote separately as a class, those holders shall be entitled to one vote for each such share held by them, respectively. See *"Item 5.* Interest of Management and Others in Certain Transactions.*"* For details regarding the rights and preferences of our Series A Preferred Stock and other classes of equity securities issued by the Company, see "*Item 6.* Other Information."

RECENT OFFERINGS OF SECURITIES

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock	$8,000,000	800,000	Debt conversion	April 30, 2021 (2)	Section 4(a)(2) of the Securities Act
Common Stock	$4,262,117	423,593	Working capital, product development, brand marketing and debt repayment to BLG	December 31, 2020 through June 30, 2022	Regulation A
SAFE Notes	$119,218	86	Working capital, product development, and brand marketing	January 20, 2023 through October 16, 2023	Regulation CF
Series B Preferred Stock	$6,000,000(3)	6,000	Working capital and inventory investment in advance of the holidays	April 12, 2024	Section 4(a)(2) of the Securities Act of 1933, as amended

(1) For details see "Description of the Business – Our History and Response to COVID-19."
(2) BLG converted $8,000,000 of the balance under the Revolving Subordinated Secured Promissory Note into the Series A Preferred Stock with retroactive effect to September 26, 2020. For details, see "Management's Discussion and Analysis – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt."

(3) As of April 29, 2024, the Company has received $6,000,000 of commitments and has received $3,455,000 in funds from that offering.

See below "Description of the Company's Securities" for more information regarding the securities issued in our previous offerings of securities.

DESCRIPTION OF THE COMPANY'S SECURITIES

General

As of December 31, 2023, the Company's authorized capital stock consists of 30,000,000 shares comprising 25,000,000 shares of common stock, par value $0.01 per share (the "**Common Stock**"), 5,000,000 shares of Preferred Stock, par value $0.01 per share (the "**Preferred Stock**") of which 800,000 shares of Preferred Stock are designated as Series A Preferred Stock (the "**Series A Preferred Stock**"). As of December 31, 2023, the outstanding capital stock comprised 12,923,593 shares of Common Stock and 800,000 shares of Series A Preferred Stock.

In April 2024, the Company's Board of Directors approved the designation of 6,000 shares of Preferred Stock as 6% Series B Preferred Stock (the "**Series B Preferred Stock**").

The Company also has SAFE Notes outstanding, the terms of which are described below.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights and Proxy

Common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's CEO to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as an exhibit to the Company's Offering Statement on Form 1-A filed with the Securities and Exchange Commission available at https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001824123&owner=exclude.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, after the payment of all of our debts and other liabilities, and the satisfaction of the liquidation preferences granted to the holders of preferred stock should any be issued in the future, the holders of Common Stock and the holders of preferred stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Additional Rights and Preferences

Holders of Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to Common Stock.

Preferred Stock

Under the Amended Certificate, the board of directors has the authority, without further action by the stockholders, to designate and issue up to 5,000,000 shares of Preferred Stock in one or more series. In April 2021, the board approved the designation of 800,000 shares of Preferred Stock as the Series A Preferred Stock. In April 2024, the board approved the designation of an additional 6,000 shares of Preferred Stock as the Series B Preferred Stock. The board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as the board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

- diluting the voting power of the holders of Common Stock; reducing the likelihood that holders of Common Stock will receive dividend payments;

- reducing the likelihood that holders of Common Stock will receive payments in the event of the liquidation, dissolution, or winding up of the Company; and

- delaying, deterring or preventing a change-in-control or other corporate takeover.

Series A Preferred Stock

In connection with the Debt Conversion, the Company amended Article Fourth of the Certificate of Incorporation of the Company by filing a Certificate of Correction with the Delaware Secretary of State on April 30, 2021. The Certificate of Correction designates 800,000 shares of the Company's preferred stock as "Series A Preferred Stock" and fixes the rights, preferences, limitations, qualifications and restrictions with respect to the shares of such series. The impact of the Certificate of Correction is to state that the issuance of the Series A Preferred Stock is as if it were effective September 26, 2020. The Company's board of directors then issued 800,000 shares of Series A Preferred Stock to BLG, which includes Mr. Kessler and Ms. Derycz-Kessler who currently serve as directors, in proportion to the number of preferred units BLG owned in Sugarfina Holdings LLC immediately prior to the corporate conversion.

The board of directors may increase the number of shares of Series A Preferred Stock but not in excess of the total number of authorized shares of Preferred Stock. Shares of Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Company shall, upon compliance with any applicable provisions of Delaware law, be canceled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

Dividends

From and after the date of the issuance of any shares of Series A Preferred Stock, holders of shares of Series A Preferred Stock shall be entitled to receive in respect of each such shares, as and when declared by the Company's Board of Directors, cumulative dividends accruing on a daily basis at the rate per annum of twelve percent (12%) on the Series A Issue Price of such share, payable in cash, and to the extent not paid, compounded monthly, provided that such rate per annum shall be fourteen percent (14%) on the amount of any previously accrued dividends on such share, compounded monthly (collectively, the "Dividends"). Dividends shall be payable only when, as, and if declared by the Board of Directors and the Company shall be under no obligation to pay Dividends. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the amount of the aggregate Dividends then accrued on such share of Series A Preferred Stock and not previously paid.

Ranking and Liquidation

The Series A Preferred Stock shall rank senior and in priority of payment to all of the "Junior Stock," which is defined as the Common Stock and any other class or series of stock not entitled to receive any assets upon a Liquidation Event until Series A Preferred Stock has received amounts due upon such Liquidation Event, in any liquidation or winding up of the Company. "Liquidation Event" means any voluntary or involuntary liquidation, dissolution or winding up of the Company. "Deemed Liquidation Event" means (i) any voluntary or involuntary liquidation, dissolution or other winding up of the Company, (ii) a bankruptcy event, (iii) a cross-default by the Company on any debt obligations greater than $1,000,000 that results in such obligations becoming or being declared due and payable, (iv) a change of control, (v) an IPO in which the Company raises aggregate net proceeds greater than or equal to the amount necessary to redeem all the shares of Series A Preferred Stock or (vi) any cessation of operations by the Company.

Any distribution or payments upon any Deemed Liquidation Event pursuant to clause (iv) through (vi) of the definition thereof will be made only upon the written approval by a majority of the Board of Directors. Upon any Deemed Liquidation Event, if the Board of Directors has approved to make any distribution or payment to any holders (as applicable), the holders of Series A Preferred Stock shall be paid the Redemption Price (defined as 100% of the Liquidation Preference which is the Series A Issue Price of $10.00 plus any accrued and unpaid dividends on the Series A Preferred Stock) on the date thereof on all such shares of Series A Preferred Stock before any distribution or payment is made to or set aside for the holders of any Junior Stock.

After the Redemption Price has been paid for shares of Series A Preferred Stock to be redeemed, then on the date such payment has been made, all rights of the holder in the shares of Series A Preferred Stock so redeemed, shall cease, and such shares shall no longer be deemed issued and outstanding.

If, upon any Deemed Liquidation Event and the Board of Directors' decision to approve a distribution or payment, the net assets of the Company distributable among the holders of all outstanding shares of Series A Preferred Stock shall be insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire net assets of the Company remaining shall be distributed among the holders of Series A Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

Optional Company Redemption

At any time and from time to time, the Company may, subject to certain exceptions including receiving a majority of the shares of outstanding Series A Preferred Stock voting in favor of such redemption, redeem all or a portion of the outstanding shares of Series A Preferred Stock for a cash amount per share equal to the Redemption Price thereof on the Redemption Date.

After the Redemption Price has been paid for shares of Series A Preferred Stock to be redeemed, then on the date such payment has been made, all rights of the holder in the shares so redeemed, shall cease, and such shares shall no longer be deemed issued and outstanding.

Moreover, no dividends shall be declared or paid in anticipation of a redemption of a share of Series A Preferred Stock or any liquidation of the Company.

Voting Rights

Except as provided below, or as may otherwise be required by law, shares of Series A Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights or voting powers, or qualifications, limitations or restrictions thereof. In all cases where the holders of shares of Series A Preferred Stock have the right to vote separately as a class, such holders shall be entitled to one vote for each such share held by them respectively.

Without the consent of the Requisite Holders, the Company will not:

- increase the authorized number of shares of Series A Preferred Stock;

- directly or indirectly authorize, create, issue or increase the authorized or issued number of shares of any other class or series of capital stock or any other security convertible into or exercisable for shares of any other class or series of capital stock ranking either senior to or on parity with the Series A Preferred Stock in respect of the right to receive (a) dividends or distributions, or (b) assets of the Company upon any Deemed Liquidation Event;

- pay any dividend in respect of any Junior Stock;

- effect any redemption pursuant to the terms of the Series A Preferred Stock; or

- amend, alter or repeal any provision of the Certificate of Incorporation in a manner adverse to the holders of Series A Preferred Stock.

Conversion Rights

The holders of the Series A Preferred Stock do not have any rights to convert their shares into other securities of the Company.

Series B Preferred Stock

The Company's Certificate of Designation designates 6,000 shares of the remaining authorized 4,200,000 shares of Preferred Stock as 6% Series B Convertible Preferred Stock (the "Series B Preferred Stock"), par value $0.01, having a stated value of $1,000 per share (the "Stated Value") subject to increase based on accrued but unpaid dividends. All rights of Series B Preferred Stock are subordinated to the rights of the holders of the Company's Series A Preferred Stock.

Dividends

The Series B Preferred Stock will be entitled to receive cumulative dividends at an annual rate of 6% per share based on the Stated Value (defined above) payable at the Company's option on the date of conversion (see below). No further dividends will accrue after conversion of the Series B Preferred Stock.

Holders of Series B Preferred Stock are entitled to participate in any dividend or other distribution declared by the Board on an as-converted basis without regard to any limitation on conversion as described below. In the event the distribution would result in the holder of Series B Preferred Stock beneficially owning more than 4.99% of the Company's outstanding Common Stock, then the holder's participation will be limited to 4.99% and the remaining shares held in abeyance for the benefit of the holder until such time that the distribution would not cause holder to exceed 4.99%.

Conversion

The Series B Preferred Stock automatically converts into Common Stock upon the Company's registration of its Common Stock under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is traded on a U.S. securities exchange, such as the NYSE or Nasdaq (the "Going Public Date"). The Series B Preferred Stock will have a stated value of $1,000 per share, and will convert into the number of shares of Common Stock equal to the quotient of $1,000 plus any accrued and unpaid dividends, divided by the Conversion Price, which shall be $4.64, the per share price of Common Stock based on a pre-money valuation of $60 million.

Conversion of the Series B Preferred Stock will be limited to the extent that, after giving effect to the conversion, the holder (or holder and its affiliates as a group) would not beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion of the Series B Preferred Stock (or upon election by a holder upon 61 days prior written notice by the holder prior to the issuance of any shares of Preferred Stock, 9.99%) (the "Conversion Limitation"), excluding (i) the number of shares of Common Stock issuable upon conversion of the remaining and unconverted Series B Preferred Stock beneficially owned by such holder, and (ii) further excluding any exercise or conversion of the unexercised or unconverted portion of any other securities issued by the Company beneficially owned by the holder.

Voting

Each share of Series B Preferred Stock is entitled to vote a number of votes equal to the number of Conversion Shares issuable on an as-converted basis subject to the Conversion Limitation defined above. Unless required otherwise by Delaware law, the Series B Preferred Stock will vote together with the Common Stock and Series A Preferred Stock as a single class. Without the affirmative majority vote of the holders of the Series B Preferred Stock, the Company shall not alter or change the powers, preferences or rights of the Series B Preferred Stock or amend the Company's Certificate of Incorporation in a manner that adversely affects the rights of the holders of the Series B Preferred Stock. The Company also shall not increase the number of authorized shares of Series B Preferred Stock without the affirmative majority vote of the holders of the outstanding shares of that same class.

Liquidation Preference

Until the Going Public Date, holders of the Series B Preferred Stock shall be entitled to receive out of the Company's assets an amount equal to the Stated Value of their shares, plus any accrued and unpaid dividends, prior to the holders of Common Stock receiving any amounts upon liquidation of the Company. If the Company's assets are not sufficient to pay the holders of Series B Preferred Stock in full, then they shall receive amounts available on a pro rata basis. After the Going Public Date, holders of the Series B Preferred Stock will be entitled to receive the same amount from the Company's assets as if the Series B Preferred Stock were fully converted to Common Stock without regard to the Conversion Limitation, on a pari passu basis with all holders of Common Stock.

Anti-Dilution

In the event the Company grants, issues or sells any Common Stock or securities convertible into Common Stock to record holders of any class of shares of Common Stock, the holders of the Series B Preferred Stock will be entitled to acquire, upon similar terms, the number of shares the holder could have acquired if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the holder's Series B Preferred stock without regard to the Conversion Limitation. In the event the holder exercises the preemptive right and would beneficially own more than 4.99% of the Company's outstanding Common Stock, then the holder's participation will be limited to 4.99% and the right to purchase any remaining shares would be held in abeyance for the benefit of the holder until such time that the distribution would not cause holder to exceed 4.99%.

The foregoing description of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations, a copy of which is filed as Exhibit 2.6 to the Compan Annual Report.

For a complete description of the Company's Series A Preferred Stock and Common Stock, see the Company's Conformed Certificate of Incorporation, the Company's Bylaws, the Form of Subscription Agreement and Proxy, each of which are included as exhibits to the Company's Annual Report on Form 1-K for the fiscal year ending December 31, 2023, available at https://www.sec.gov, and Delaware General Corporation Law.

For a complete description of the Company's Series B Preferred Stock, see the Company's Conformed Certificate of Incorporation, the Company's Bylaws, the Certificate of Designation, each of which are included as exhibits to the

Company's Annual Report on Form 1-K for the fiscal year ending December 31, 2023, available at https://www.sec.gov, and Delaware General Corporation Law.

SAFE Notes

Not Currently Equity Interests

The SAFE Notes are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The SAFE Notes do not entitle holders to any dividends.

Voting Rights Exercised by the Nominee

The Nominee (as defined below) will act on behalf of the holders of the SAFE Notes as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of SAFE Notes or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the SAFE Notes, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the SAFE Notes. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the SAFE Notes.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $5,000,000 cash and cash equivalent (each an "**Equity Financing**"), the SAFE Notes are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the SAFE Note (the "Subscription Amount") by (a) or (b) immediately below:

(a) the quotient of $125,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the SAFE Notes (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the SAFE Notes upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Company's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Company and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $125,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

<u>Conversion Upon a Liquidity Event Following an Equity Financing</u>

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Company and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity

Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the SAFE Notes terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the SAFE Notes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The SAFE Notes terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the SAFE Notes **nor the securities issuable upon the conversion** of the SAFE Notes have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the SAFE Notes confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with and at the direction of the Chief Executive Officer of Sugarfina Corporation.

Anti-Dilution Rights

The SAFE Notes do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any SAFE Notes sold pursuant to Regulation CF being offered may not be transferred by any Investor of such SAFE Notes during the one-year holding period beginning when the SAFE Notes were issued, unless such SAFE Notes are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the SAFE Notes may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the SAFE Notes or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the SAFE Notes or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the SAFE Notes are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the SAFE Notes should occur prior to the conversion of the SAFE Notes or after, if the SAFE Note is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the SAFE Note) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the SAFE Notes, the Nominee has the right to place shares received from the conversion of the SAFE Notes into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the SAFE Notes, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms of the SAFE Notes

- The Company does not have the right to repurchase the SAFE Notes.

- The SAFE Notes do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the SAFE Notes, because the amount of capital stock to be issued is based on the occurrence of future events. However, the Company will take the necessary steps to ensure it will have enough authorized shares to issue upon conversion of the SAFE Notes.

For a complete description of the Company's SAFE Notes, see the Form of SAFE Agreement filed as Exhibit B to the amended Form C filed April 27, 2023.

What it means to be a minority holder

As an investor in Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary.

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Legion M or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

VALUATION

We set the valuation based on internal analyses, including the performance and price of previous rounds, the subsequent growth and development of our community, and the early performance of our first projects, along with discussions with third parties including our lawyers, advisors, seed investors, and venture capitalists with whom our co-founders have worked in the past. Our goal was to establish a valuation that is fair to all parties, while keeping it attractive to new investors. We believe that giving what we consider the best possible terms to new investors will accelerate the growth of the company and increase the long-term engagement of these investors as the company grows. Finally, when setting our valuation we also looked at our long-term fundraising goal (uniting 1 million fans as shareholders of Legion M) and the likely funding scenarios that would allow us to achieve that.

RESTRICTIONS ON TRANSFER OF THE REGULATION CF SECURITIES

The securities sold under Regulation CF may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father- in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management's Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

- Overview

- Results of Operations

- Liquidity and Capital Resources

- Plan of Operations

- Trend Information

Overview

Sugarfina Corporation and its four subsidiaries Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada Ltd, and Sugarfina IP LLC operate an upscale candy brand for adults through retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, and Vancouver. As of April 29, 2024, the Company operates 17 retail boutiques with 1 in Canada and 16 in the United States. The Company acquires its unique candy products and distinctive packaging from global manufacturers on a purchase order basis. Our candies and packaging are then sent to a facility in Mexico for assembly before shipping to our Las Vegas facility for distribution and fulfillment. Our products are sold at primary price points ranging from $9.50 up to $296 through three primary channels – wholesale including such stores as Nordstrom, Paper Source and Total Wine & More, through our e-commerce or direct to consumer, and through our retail stores. The Company also has one franchise store located in Hong Kong, as well as seasonal pop-up stores in the region which are also managed by the Company's franchisee. Our business model is based on building brand awareness through these channels and by developing our own signature products and packaging which are trademark and copyright protected.

Net loss for the year ended December 31, 2023, was $6,776,487 (which included $1,447,730 of non-cash interest expense associated with our BLG Note (as defined below)) compared to a net loss of $2,123,315 (which included $1,284,803 of non-cash interest expense associated with our BLG Note (as defined below)) for the year ended December 31, 2022, with the largest drivers of that variance related to lower gross margin driven primarily by lower net revenue due to lower demand as a result of inflationary factors and recessionary fears and the closure of certain retail locations, and $1,409,681 less government grant income, from Employee Retention Credits, recognized in 2023. Net sales between the two periods decreased by 13% from $30,854,767 to $26,770,748. Gross margin decreased $2,538,971, and as a percentage of net revenue decreased approximately 1.6% between the two periods. Selling, general and administrative costs increased $384,531. *See "—Results of Operations".*

Results of Operations

Factors Affecting Operating Results

Revenue

The Company generates revenue primarily by selling products under the Sugarfina® brand focusing on flavors designed for the adult palate, such as Champagne Bears® made with premium champagne and But First, Rosé Roses made with rosé wine. Other flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. Our product assortment is sold indirectly through wholesale distribution to other retails stores, such as Nordstrom, Neiman Marcus, Paper Source and Total Wine & More and direct to consumer via e-commerce, and our own 17 Sugarfina branded stores, and gifting concierge.

The Company's wholesale sales is our largest channel, and the Company is focused on further expanding this business. The Company is expanding its North American wholesale business primarily through opening new specialty gourmet grocery, online gifting, and travel and leisure accounts.

Our revenues are driven by average net price and total volume of products sold. Factors that impact unit pricing and sales volume include product mix, the cost of ingredients, promotional activities implemented by the Company, new product initiatives, quality and consumer preferences. We generally aim to keep 4 to 10 weeks of finished goods inventory on hand. Our confectionery products are promptly shipped to our distribution center after being packaged at our co-packer and then distributed to customers indirectly through our wholesale accounts, directly through e-commerce, our retail stores, or through our gifting concierge platform.

The following table shows information about our revenue and operations, including details about our sales channels and the number of retail stores open at December 31, 2023 and December 31, 2022.

	Year Ended December 31,		
	2023	2022	Percentage Change
Wholesale	$12,648,618	$13,533,204	-7%
E-commerce	5,700,632	7,338,774	-22%
Retail	6,100,299	7,249,522	-16%
Gifting Concierge	1,784,097	2,273,291	-22%
International	537,102	459,976	17%
	$26,770,748	$30,854,767	-13%
Number of Sugarfina boutiques	17	16	
Number of Nordstrom SIS	2	8	
Total number of Sugarfina shops	19	24	

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, such as Halloween, Holiday Lunar New Year, Valentine's Day, and Easter than at other times of the year. That seasonality may adversely affect the Company's business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Cost of Goods Sold

Cost of goods sold consists of finished candy products, packaging, labor, energy, other production costs, warehousing and transportation costs including in-bound freight, customs duties and distribution of our products to customers. To the extent our candy and packaging suppliers pass on any increases in the costs of ingredients and raw materials to the Company, then our costs will increase as well, potentially impacting our results of operations by narrowing our margins or forcing us to increase our prices, potentially losing sales to price sensitive customers. The cost of our confectionery suppliers' ingredients consists principally of sugar and other sweeteners, edible oils and cocoa, which are subject to price fluctuations, as is the cost of paper, corrugated shipping boxes, films and plastics used to package our products. The prices for raw materials are influenced by several factors, including the weather, crop production, transportation and processing costs, government regulation and policies and worldwide market supply and demand. We also rely on fuel products, such as natural gas, diesel, and electricity, to transport our goods and produce our products. Fluctuations in the prices of the raw materials or fuel products used in the production, packaging or transportation of our products affect the cost of products sold and our product pricing strategy. We utilize forward buying strategies to lock in prices for certain high-volume raw materials, packaged components, and certain fuel inputs. Through these initiatives, we believe we can obtain competitive pricing.

In 2023, the Company experienced raw material product cost and wage cost increases, and strategically increased prices in April 2024 to offset those increases, however, those cost increases contributed to the decrease in gross margin as a percentage of net revenue in 2023. However, effective August 2023, we negotiated a reduction in freight costs with our primary shipping partner and secured an 8% cost reduction, effective in early 2024, with our largest raw material supplier and we continue to bid-out seasonal products, such as our advent calendars, with multiple vendors to obtain favorable pricing and terms. Additionally, effective April 2024, we increased the prices of our products to offset some of the cost increases we have experienced in the last few years from our suppliers. If our suppliers continue passing through input cost increases, we will raise prices and rationalize our product line to offset the impact.

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee and related expenses for the accounting, planning, customer service, legal, human resources, corporate operations, research and development, purchasing, logistics and executive functions. Also included are advertising and marketing expenses, occupancy expenses and professional service fees related to audit and tax, legal, outsourced information technology functions, transportation planning, and corporate site and insurance costs, as well as the depreciation and amortization of corporate assets.

Expenses Related to Financing

Other income and expenses consist primarily of government grant income, non-cash interest expense associated with our BLG Note (as defined below) to our parent company and interest expense associated with our senior secured line of credit. *See "—Liquidity and Capital Resources"*

Year Ended December 31, 2023 ("2023") Compared with Year Ended December 31, 2022 ("2022")

The following table sets forth our consolidated statements of operations and comprehensive loss for the periods indicated.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	
	2023	2022
NET REVENUE	$ 26,770,748	$ 30,854,767
COST OF SALES	13,414,427	14,959,475
GROSS MARGIN	13,356,321	15,895,292
SELLING, GENERAL AND ADMINISTRATIVE [1]	19,438,479	19,053,948
LOSS FROM OPERATIONS	(6,082,158)	(3,158,656)
OTHER (EXPENSE) INCOME		
Government grant income	970,441	2,380,122
Interest expense [2]	(1,672,298)	(1,421,768)
Interest income	72,015	155,343
Other expense	(56,731)	(70,600)
	(686,573)	1,043,097
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(6,768,731)	(2,115,559)
PROVISION FOR INCOME TAXES	7,756	7,756

NET LOSS	(6,776,487)	(2,123,315)
OTHER COMPREHENSIVE LOSS		
Foreign currency translation gain (loss)	7,029	(40,837)
TOTAL COMPREHENSIVE LOSS	$ (6,769,458)	$ (2,164,152)
NET LOSS PER SHARE		
BASIC	$ (0.83)	$ (0.36)
DILUTED	$ (0.52)	$ (0.16)
WEIGHTED AVERAGE SHARES OUTSTANDING		
BASIC	12,923,593	12,888,994
DILUTED	12,923,593	12,888,994

(1) Includes $87,340 and $211,721 of consulting fees related to our Employee Retention Credits for the years ended December 31, 2023 and 2022, respectively.

(2) Includes $1,447,730 and $1,284,803 of non-cash interest expense associated with our BLG Note (as defined below) to our parent company for the years ended December 31, 2023, and 2022, respectively.

Net revenue

Net revenue decreased $4,084,019, or 13%, in 2023 compared with 2022 primarily due to decreased demand across all business channels, excluding international, as our wholesale partners and direct-to-consumer customers in e-commerce, retail, and gifting concierge exhibited increased cautionary spending due to inflationary factors and fears of an impending recession. E-Commerce and retail also experienced declines due to increased promotional pricing to drive demand and to increase the velocity of aging inventory. The Company had higher than normal inventory positions at the end of 2022 due to lower than anticipated wholesale holiday orders, because of recessionary fears and inflationary factors. Furthermore, retail sales were down due to the closure of our Americana at Brand store location at the end of 2022 and all but one of our Nordstrom shop-within-a-shop stores. Those closures were partially offset by increases from our recently added Florida store locations in Miami and Boca Raton.

Wholesales revenues decreased $884,586, or 7%. At the end of 2022, there was lower demand for holiday purchases from our wholesale partners due to fears of an impending recession and inflationary factors. Those trends continued throughout 2023, as our wholesale partners practiced more caution with their buying strategies to keep inventory levels in tandem with the reduced demand from their customers.

E-commerce sales decreased $1,638,142, or 22% between the two periods, primarily due to lower site traffic as consumers returned to in-store shopping and practiced cautionary spending due to inflationary factors and recession fears.

Additionally, we increased promotional pricing in 2023 to increase demand and push aging inventory from higher-than-normal inventory levels at the end of 2022, due to lower than normal wholesale partner holiday purchases at the end of 2022.

Retail sales decreased $1,149,223, or 16%, primarily due to lower consumer sentiment as a result of inflationary factors and recessionary fears. Additionally, we also increased promotional pricing in retail as explained above in e-commerce. Finally, the closures of our Americana at Brand store location at the end of 2022 and all but one Nordstrom shop-within-a-shop locations throughout 2022 and 2023, reduced revenues by approximately $775,000.

Gifting Concierge sales decreased $489,194, or 22%, between 2022 and 2023. We experienced higher demand in 2022 of custom gifting orders for corporate and socially oriented events as those events were cancelled throughout 2020 and 2021, due to COVID-19. We experienced a decrease in 2023, primarily due to decreased corporate spending because of recessionary fears.

International sales increased $77,126, or 17%, during 2023 versus 2022. International sales increased primarily due to lower-than-normal demand over the past several years due to zero-tolerance COVID-19 policies in Hong Kong that resulted in sporadic lockdowns in that area.

Gross margin

Gross margin as a percentage of revenue experienced a decline from 51.5% in 2022 to 49.9% in 2023. That decrease was primarily attributed to escalations in raw material prices and heightened promotional pricing during 2023. However, this adverse impact was partially mitigated by a reduction in overall freight expenses. The decline in freight costs stemmed from strategic negotiations with our primary shipping partner, effective in August 2023. Additionally, decreased promotional shipping initiatives in the latter half of 2023 and diminished freight requirements for inventory transfers to retail outlets, attributable to store closures throughout 2022 and 2023, contributed to this reduction in freight expenses.

Selling, general and administrative

Selling, general and administrative expenses increased $384,531, or 2%, from 2022 to 2022. In 2023, increases in occupancy costs from the additions of our Miami and Boca Raton retail locations, were partially offset by previously mentioned retail location closures. Additionally, third-party sales commissions increased as a result of incremental third-party generated wholesale sales for the year end December 31, 2023. Professional service costs increased primarily due to fees paid to the third-party operator at our Florida retail locations and certain legal settlements. Those increases were partially offset by a decrease in total payroll costs as a result of headcount reductions in our retail, warehouse and corporate departments.

Other (expense) income

Other expenses were $686,573 for 2023 compared to other income of $1,043,097 for 2022. The net decrease was primarily due to a $1,409,681 decrease in government grant income and an associated $83,328 decrease in interest income from Employee Retention Credits, and an increase in interest expense of $250,530, primarily related to non-cash interest expense on the BLG Note. *See "—Liquidity and Capital Resources."*

Net Loss

As a result of the foregoing, net loss was $6,776,487 in 2023 compared to $2,123,315, a decrease of $4,653,172.

Liquidity and Capital Resources

We may seek to raise any necessary additional funds through equity or debt financing, including the Convertible Series B Preferred Shares Offering, Senior Secured Line of Credit or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. The Company's operations have been financed to date by a combination of revenue, debt, cash injections from BLG Luxury Group LLC, our Convertible Series B Preferred Shares Offering, Regulation A Offering, which concluded on June 30, 2022. See "—Convertible Series B Preferred Shares Offering," "— Regulation A Offering" , "—Senior Secured Line of Credit" and "—Bristol Luxury Group LLC Debt." The primary cash needs have been to fund working capital requirements, primarily inventory, to support distribution growth, innovation, and new collaborations. At December 31, 2023, the Company had $0.6 million of cash and cash equivalents, $0.2 million of availability under our line of credit (defined below), and $1.8 million of accounts receivable.

Convertible Series B Preferred Shares Offering

Beginning on April 12, 2024, the Company commenced an offering of its 6% Series B Convertible Preferred Stock in an exempt offering in reliance on Rule 506(c) of Regulation D of the Securities Act of 1933, as amended. As of April 29, 2024, the Company has received $6,000,000 of commitments and has received $3,455,000 in funds from that offering. We intend to use the proceeds as working capital and as inventory investment ahead of seasonal fall and holiday sales. For details regarding this offering and the terms of the 6% Series B Convertible Preferred Stock, please see Item 6. "Other Information."

Regulation A Offering

On June 30, 2022, the Company terminated its offering of Common Stock pursuant to Regulation A under the Securities Act of 1933, as amended (the "Regulation A Offering"). The Company sold 409,266 shares of Common Stock, plus an additional 11,431 shares of Common Stock issued as Bonus Shares to investors based upon investment level, and 2,896 of warrants exercised by OpenDeal Broker LLC dba the Capital R, one of the broker-dealers of the offering. The Company recognized gross proceeds of $4,262,117 and incurred offering costs of $1,221,426 under that offering.

Regulation CF Offering

On January 20, 2023, the Company commenced an offering of up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity) securities pursuant to Regulation CF under the Securities Act of 1933. That offering closed on October 16, 2023, and the Company recognized gross proceeds of $119,718 and incurred offering costs of $33,731.

Senior Secured Line of Credit

The Company has a revolving line of credit agreement with Austin Financial Services, Inc. ("AFS"). That agreement provides for a $2.0 million senior secured credit facility (the "Senior Secured Line of Credit" or "line of credit"), which is used primarily for working capital purposes, and has a termination date of May 24, 2025, with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios. The interest rate for all advances are equal to the sum of (a) the greater of 3.5% or the Prime Rate plus (b) 2%, provided that the interest rate shall not exceed 8.5% (the "Interest Rate Cap") in the first year of the loan; provided, further, that the Interest Rate Cap shall not increase by more than 2.5% for each year thereafter.

At December 31, 2023, we had $1,417,497 of outstanding borrowing and $199,876 of borrowing capacity (the lesser of the borrowing base or the aggregate line of credit) under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 10.5% as of December 31, 2023.

Simultaneously upon entering into the Senior Secured Line of Credit agreement, the Company, Bristol Luxury Group, LLC ("BLG") and AFS entered into an Intercompany Subordination Agreement (the "subordination agreement") which provides AFS with a first priority interest in substantially all the Company's assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG, or the Company's stockholders.

See Note 6 to our consolidated financial statements in Item 7 for further information regarding our Senior Secured Line of Credit.

Bristol Luxury Group LLC Debt

        <u>Secured Promissory Note and Debt Conversion</u>

In connection with Sugarfina Holdings LLC's acquisition of substantially all the assets of Sugarfina, Inc. out of bankruptcy, BLG entered into a loan agreement with Sugarfina Holdings LLC in the amount of $15,000,000 at an interest rate of 12% per annum (the "BLG Note") with a maturity date of May 21, 2021. The maturity date of the BLG Note was extended to May 2025 through subsequent amendments. Under the terms of the BLG Note, the Company may borrow, repay and reborrow funds under the BLG Note in one or more loans up to the maximum of $15 million. Interest payable on the BLG Note is payable in kind or in cash at the Company's discretion. To date, all interest has been paid-in-kind. Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company's board of directors jointly own a majority of BLG. Scott LaPorta also effectively owns 2% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO and COO of the Company and was CEO of the Successor when BLG and the Successor agreed to the terms of the BLG Note.

On April 30, 2021, the Company converted $8,000,000 of the balance under the BLG Note to 800,000 preferred shares issued to BLG, with retroactive effect to September 26, 2020.This served to reduce the debt load of the Company (the "Debt Conversion"). As of December 31, 2023, the Company owed BLG a total of $12,863,659 under the BLG Note.

Under the terms of the BLG Note, but also subject to the subordination agreement defined above, the debt is secured by a second priority interest in substantially all the Company's assets. This means that upon an exit event or if the Company were to declare bankruptcy, BLG and its holders would be paid after AFS but before the stockholders.

        <u>Cash Injections</u>

Management has, from time-to-time, opted to seek cash injections from BLG instead of seeking credit facilities with a bank or financial institution because management believed the terms of the cash loans from BLG would be more favorable than from a lending institution at that stage of the Company's development.

Accordingly, BLG has made cash injections into the Company from time to time totaling $1,680,000 as of December 31, 2022, for the purpose of making additional funds available to the Company for use as working capital. An additional $50,000 was injected into the Company in December 2023, and in 2024, as of April 29, 2024, an additional $750,000 was injected into the Company. As of December 31, 2023, $1,512,707 was held in the Company's accounts payable owed to BLG.

The cash injections are recorded in the Company's accounts payable without further documentation. The working capital funds in accounts payable function like a line of credit under which the Company may borrow funds, repay those funds, and then borrow funds again.

We may seek to raise any necessary additional funds through equity or debt financing or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Employee Retention Credit ("ERC")

The Company was eligible for the Employee Retention Credit ("ERC") under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs.

In June 2022 and January 2023, we received $335,442 and $2,172,353 of our ERC refunds, respectively, of which $2,352,452 is reflected as "Government grant income" and $155,343 as "Interest income" in our consolidated statements of operations and comprehensive loss for the year ended December 31, 2022. The $2,172,353 received in January 2023, is recorded as "Government grant receivable" on our consolidated balance sheet at December 31, 2022. In April 2023, we received the remaining $1,042,456 of our ERC refunds, of which $970,441 is reflected as Government grant income" and $72,015 as "Interest income" in our consolidated statements of operations and comprehensive income for the year ended December 31, 2023.

Consulting fees of $87,340 and $211,721 were recognized in "Selling, General and Administrative" expenses in our consolidated statements of operations and comprehensive loss, for the portion of ERC refunds received and accrued for in the years ended December 31, 2023 and December 31, 2022, respectively.

Other

In 2022, we received $27,670 through the California 2021 Main Street Small Business Hiring Credit.

The funds received through that program was recognized in "Government grant income" in the consolidated financial statements for the year ended December 31, 2022.

See Note 7 to our consolidated financial statements in Item 7 for additional government grant disclosures. While the Company believes it has sufficient liquidity with its recent Convertible Series B Preferred Shares Offering, current cash position and Senior Secured Line of Credit, the Company will continue to monitor and evaluate all financing alternatives, as necessary.

Trend Information

Our primary goal is to grow revenues profitability by adding customers in our e-commerce and retail store sales channels as well as adding customers in our wholesale and gifting concierge sales channels; as we add customers, we will be able to grow our brand. Increasing distribution, launching new innovation, and marketing initiatives, along with media coverage in the United States, has driven and continues to drive an increase in sales of our confectionery products.

Revenues declined on a year-over-year basis for the rest of the year as a result of restrained consumer spending, reduced foot and e-commerce traffic, and inflation. The year 2023 saw increased promotional pricing of our products to clear excess inventory that remained because of smaller purchase orders from some of the Company's wholesale accounts. In the first quarter of 2024, management has implemented several direct cost-savings initiatives, including reducing headcount, decreasing our retail footprint to better reflect current retail foot traffic levels, renegotiating service contracts for more favorable terms, and increasing prices effective April 2024.

We persist in elevating product visibility and fostering initial usage among consumers through diverse marketing endeavors. These encompass forging strategic partnerships with reputable brands, thereby amplifying our customer base, extending market reach, and propelling the introduction of novel innovations, thereby cultivating favorable momentum. In 2023, a few noteworthy expansion events include new distribution with Amazon Fresh, LLC, Straub's Fine Grocers, Gristedes supermarkets, and Raley's grocery stores. We also grew our existing distribution with Faire.com & Total Wine & More, and are also expanding wholesale distribution with new accounts in hospitality, cruise ships, grocery and airport gift shops. Our Gifting Concierge business also had corporate orders from clients ranging from DreamWorks Animation to fashion brand Michael Kors. In 2024, we have brand collaborations planned with a new premium bourbon brand with a significant female fanbase, a popular tequila brand, and with a licensor of an internationally beloved group of cartoon characters, as well as additional releases of our Hollywood 100 and Chopin Vodka collections.

We are attentive to market trends and continue to plan for any negative economic shifts. Our strategy, and that of many of our wholesale partners, in managing inflation and any potential economic downturn, is to plan our inventory receipts conservatively so that we may be in a better position to manage through any extended demand softening. We may increase prices on our products if inflation continues to rise, but that would be considered carefully as such increases may affect demand for our products.

We believe the Company is one of the few confectionery companies that is connecting with the next generation of consumers and that should lead to a significant and expanding market opportunity. With a strong brand and an industry-leading creative, marketing, and sales team, we believe the Company has the potential to seize a larger portion of the US confectionery market.

REGULATORY INFORMATION

Ongoing Reporting

The Company has filed all of its ongoing reports under Regulation Crowdfunding.

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Regulation A filings

The Company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

FINANCIAL STATEMENTS OF SUGARFINA CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

<h1 style="text-align:center">INDEPENDENT AUDITORS' REPORT</h1>

To the Stockholders of
Sugarfina Corporation:

Opinion

We have audited the accompanying consolidated financial statements of Sugarfina Corporation (a corporation) (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sugarfina Corporation as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sugarfina Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sugarfina Corporation's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sugarfina Corporation's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sugarfina Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



Windes, Inc.

Long Beach, California
April 29, 2024

SUGARFINA CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 564,585	$ 1,194,106
Restricted cash	215,084	214,415
Accounts receivable	1,756,722	2,103,558
Government grant receivable	-	2,172,353
Inventory	2,568,094	3,330,047
Prepaid expenses	724,325	876,353
	5,828,810	9,890,832
OTHER ASSETS		
Right of use assets, net	6,980,987	8,344,104
Property and equipment, net	701,755	971,348
Intellectual property	105,264	218,357
Deposits	558,768	633,768
	8,346,774	10,167,577
TOTAL ASSETS	$ 14,175,584	$ 20,058,409
LIABILITIES AND STOCKHOLDER'S DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 924,969	$ 326,157
Accrued expenses	1,558,347	1,758,006
Deferred revenue	66,531	165,086
Lease liabilities	2,581,601	2,181,658
	5,131,448	4,430,907
NONCURRENT LIABILITIES		
Due to related party	1,512,707	1,496,899
Senior secured line of credit	1,417,497	917,515
Secured subordinated promissory note payable to related party	12,863,659	11,415,929
Lease liabilities, noncurrent portion	5,710,624	7,555,183
	21,504,487	21,385,526
COMMITMENTS AND CONTINGENCIES (Note 9)		
STOCKHOLDER'S DEFICIT		
Preferred stock, $0.01 par value, 5,000,000 shares authorized; 800,000 shares issued and outstanding	8,000	8,000
Common stock; $0.01 par value, 25,000,000 shares authorized; 12,923,593 and 12,915,237 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	129,152	129,152
Additional paid-in capital	12,565,712	12,498,581
Accumulated deficit	(25,076,051)	(18,299,564)
Accumulated other comprehensive loss	(87,164)	(94,193)
	(12,460,351)	(5,758,024)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$ 14,175,584	$ 20,058,409

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	
	2023	2022
NET REVENUE	$ 26,770,748	$ 30,854,767
COST OF SALES	13,414,427	14,959,475
GROSS MARGIN	13,356,321	15,895,292
SELLING, GENERAL AND ADMINISTRATIVE	19,438,479	19,053,948
LOSS FROM OPERATIONS	(6,082,158)	(3,158,656)
OTHER (EXPENSE) INCOME		
Government grant income	970,441	2,380,122
Interest expense	(1,672,298)	(1,421,768)
Interest income	72,015	155,343
Other expense	(56,731)	(70,600)
	(686,573)	1,043,097
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(6,768,731)	(2,115,559)
PROVISION FOR INCOME TAXES	7,756	7,756
NET LOSS	(6,776,487)	(2,123,315)
OTHER COMPREHENSIVE LOSS		
Foreign currency translation gain (loss)	7,029	(40,837)
TOTAL COMPREHENSIVE LOSS	$ (6,769,458)	$ (2,164,152)
NET LOSS PER SHARE		
BASIC	$ (0.83)	$ (0.36)
DILUTED	$ (0.52)	$ (0.16)
WEIGHTED AVERAGE SHARES OUTSTANDING		
BASIC	12,923,593	12,888,994
DILUTED	12,923,593	12,888,994

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

	Preferred Stock		Common Stock		Additional Paid-In	Subscription	Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amounts	Capital	Receivable	Deficit	Loss	Total
BALANCE, DECEMBER 31, 2021	800,000	$ 8,000	12,843,108	$128,431	11,902,617	$ (289,587)	$ (16,176,249)	$ (53,356)	(4,480,144)
OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	(40,837)	(40,837)
ISSUANCE OF CLASS A COMMON STOCK	-	-	72,129	721	782,593	289,587	-	-	1,072,901
OFFERING COSTS	-	-	-	-	(186,629)	-	-	-	(186,629)
NET LOSS	-	-	-	-	-	-	(2,123,315)	-	(2,123,315)
BALANCE, DECEMBER 31, 2022	800,000	$ 8,000	12,915,237	$129,152	12,498,581	$ -	$ (18,299,564)	$ (94,193)	$ (5,758,024)
OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	7,029	7,029
ISSUANCE OF CLASS A COMMON STOCK	-	-	8,356	-	-	-	-	-	-
ISSUANCE OF CROWD SAFE SECURITIES	-	-	-	-	119,218	-	-	-	119,218
OFFERING COSTS	-	-	-	-	(52,087)	-	-	-	(52,087)
NET LOSS	-	-	-	-	-	-	(6,776,487)	-	(6,776,487)
BALANCE, DECEMBER 31, 2023	800,000	$ 8,000	12,923,593	$129,152	12,565,712	$ -	$ (25,076,051)	$ (87,164)	$ (12,460,351)

See Independent Auditors' Report

The accompanying notes are an integral part of these consolidated financial statements.

F-6

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (6,776,487)	$ (2,123,315)
Adjustments to reconcile net loss to net cash from operating activities		
Depreciation and amortization	451,828	522,605
Non-cash interest expense	1,447,730	1,284,803
Changes in operating assets and liabilities:		
Accounts receivable	346,836	(248,987)
Government grant receivable	2,172,353	(2,172,353)
Inventory	761,953	(528,711)
Prepaid expenses and deposits	227,028	504,145
Accounts payable	597,584	(432,207)
Accrued expenses	(199,659)	129,461
Deferred revenue	(98,555)	(75,015)
Other, net	(81,499)	144,812
Net Cash Used in Operating Activities	(1,150,888)	(2,994,762)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(67,914)	(70,705)
Net Cash Used in Investing Activities	(67,914)	(70,705)

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on senior secured line of credit	11,802,033	7,759,399
Repayments on senior secured line of credit	(11,302,051)	(6,841,884)
Debt issuance costs	-	(33,850)
Proceeds from issuance of Crowd SAFE securities	119,218	-
Proceeds from issuance of Class A common stock	-	1,072,901
Offering costs	(52,087)	(186,629)
Advances from related party	50,000	310,000
Payments to related party	(34,192)	(98,410)
Other, net	-	(51,208)
Net Cash Provided by Financing Activities	582,921	1,930,319
EFFECT OF EXCHANGE RATES ON CASH	7,029	(40,837)
NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(628,852)	(1,175,985)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	1,408,521	2,584,506
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$ 779,669	$ 1,408,521
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid during the years for:		
Interest	97,280	136,965
Taxes	40,440	30,261

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

F-8

SUGARFINA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMTENTS
DECEMBER 31, 2023 AND 2022

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the Company) was formed on November 1, 2019, as a Delaware limited liability company and converted to a corporation on September 26, 2020. In conjunction with the reincorporation, the outstanding 1,000 membership units of Sugarfina Holdings LLC were exchanged for 12,500,000 shares of common stock of Sugarfina Corporation. All share and per share amounts in the accompanying consolidated financial statements for the Company have been adjusted retroactively to reflect the effect of the 1:12,500 unit split resulting from the corporate conversion as if it had occurred at November 1, 2019.

The Company's wholly owned subsidiaries are Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC. The Company sells its candies through its e-commerce platforms, wholesale retail accounts, corporate gifting offerings, and retail boutiques. Its retail boutiques are located in North America in major cities, including Los Angeles, New York, Miami, Boston and Vancouver, and through its franchise in Hong Kong. The Company sells a range of high-end domestic and imported sweets, from gummies and caramel to chocolates and fruit.

The Company is a majority-owned subsidiary of Bristol Luxury Group LLC.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company's consolidated financial statements include the accounts of Sugarfina Corporation, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, valuation of accounts receivable and inventory, and depreciation and amortization. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At December 31, 2023 and December 31, 2022, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Supplier Concentrations

The Company's operations are subject to several factors which are beyond the control of management, such as changes in manufacturers' pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon a limited number of suppliers which it selects. There were no concentrations of suppliers for the years ended December 31, 2023 and 2022.

Fair Value of Financial Instruments

Fair value of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature. The fair value of long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

Cash, Cash Equivalents, and Restricted Cash

For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is secured as collateral for certain other assets. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 564,585	$ 1,194,106
Restricted cash	215,084	214,415
	$ 779,669	$ 1,408,521

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the status of individual accounts, considering a customer's financial condition and credit history, and economic conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. At December 31, 2023 and December 31, 2022, the allowance for doubtful accounts was approximately $19,000 and $64,000, respectively.

Inventory

Inventory is valued at the lower of cost or net realizable value. Cost is determined under the average cost method.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property under finance leases and the related obligation for future lease payments are recorded at an amount equal to the initial present value of those lease payments. Those amounts are immaterial to our consolidated financial statements. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Properties under finance leases are amortized on the straight-line method over the life of the lease. Leasehold improvements are amortized over the shorter of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Intellectual Property

Capitalized intellectual property assets relate to franchise agreements acquired and are amortized using the straight-line method over their estimated lives of ten years.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At December 31, 2023 and December 31, 2022, management assessed that there was no impairment of its long-lived assets.

Due to Related Party

The amounts due to related party are reimbursements of expenses paid on behalf of Sugarfina Corporation by Bristol Luxury Group, the parent company.

Revenue Recognition

The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily derives its revenue from sales of products through e-commerce and wholesale customers and at its store locations. Revenue is recorded net of estimated returns and excludes sales taxes. Retail stores record revenue at the point of sale. Online sales include shipping revenue and are recorded at the point in time they are shipped to the customer. Revenue is shown net of returns, discounts, and sales incentives given to customers. Amounts billed to customers for shipping and handling costs as incurred are included in revenue. Shipping and handling costs associated with shipments to and returns from customers are included in cost of goods sold.

The following table presents the Company's revenue disaggregated by revenue source:

| | Year Ended December 31, | | |
	2023	2022	Percentage Change
Wholesale	$ 12,648,618	$ 13,533,204	-7%
E-commerce	5,700,632	7,338,774	-22%
Retail	6,100,299	7,249,522	-16%
Gifting Concierge	1,784,097	2,273,291	-22%
International	537,102	459,976	17%
	$ 26,770,748	$ 30,854,767	-13%

Advertising

Advertising costs, which are recorded in selling, general and administrative expenses, are charged to operations when incurred. The Company incurred approximately $961,000 and $678,000 in advertising expenses for the years ended December 31, 2023, and 2022, respectively. $214,000 of the total advertising costs was related to third party commissions incurred through certain wholesale sales for the year ended December 31, 2023 compared to $42,000 for the year ended December 31, 2022.

Stock-Based Compensation

On January 26, 2021, the Company adopted an equity-based incentive plan for employees. The plan permitted the issuance of up to 500,000 shares of common stock in the form of stock options. At December 31, 2023, we have 385,425 stock options outstanding. The stock options vest ratably over four years from the date of grant but do not become exercisable until an exit event, such as a change in control, or initial public offering, occurs. If an exit event occurs, any portion of the options that have not vested will become vested immediately prior to the consummation of such exit event, provided the plan participant has not terminated prior to the exit event. We have not recognized any compensation expense for these awards as of December 31, 2023, due to the exit event restrictions on the exercisability of the stock options.

Lease Accounting

We enter operating lease contracts for the right to utilize retail, office and warehouse space. For contracts that extend for a period of greater than 12 months, we recognize a right of use asset and a corresponding lease liability on our consolidated balance sheets. The present value of each lease is based on the future minimum lease payments in accordance with ASC 842 and is determined by discounting those payments using a risk-free borrowing rate. Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. See Note 5 for additional information.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The realizability of deferred tax assets is assessed by management and a valuation allowance is recorded, if necessary, to reduce net deferred tax assets if it is more likely than not that all or some portion of such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Among other things, management considers projected future taxable income and tax planning strategies in making this assessment. At December 31, 2023, management determined that the ultimate realization of deferred tax assets was uncertain, and a valuation allowance was recorded to fully reserve and reduce the net deferred tax assets in their entirety.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accounting for uncertain income tax positions, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company is subject to potential income tax audits on open tax years by any taxing jurisdiction in which it operates. The statute of limitations for federal and State purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss is defined as all changes in equity during a period, other than those resulting from investments by and distributions to the member. Generally, for the Company, total comprehensive loss equals the net loss, plus or minus adjustments for currency translation.

While total comprehensive loss is the activity in a period and is largely driven by the net loss in that period, accumulated other comprehensive income or loss (AOCI) represents the cumulative balance of other comprehensive income as of the balance sheet date. For the Company, AOCI is primarily the cumulative balance related to the currency adjustments.

Earnings Per Share

Basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income (loss) divided by the weighted average number of common shares and potential shares. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

Foreign Currency Transactions and Translation

The functional currency of the Company's foreign-owned subsidiary is their local currency. Assets and liabilities denominated in foreign currencies as the functional currency at the balance sheet date are translated into the reporting currency of United States dollars (USD) at the exchange rates prevailing at the balance sheet date. The results of transactions in foreign currency are remeasured into the reporting currency at the average rate of exchange during the reporting period. The registered equity capital denominated in the functional currency is translated into the reporting currency of USD at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency at USD are dealt with as a separate component within equity as other comprehensive income (loss).

Recently Issued Accounting Pronouncements

We are currently evaluating new accounting pronouncements that have been issued, but are not yet effective. Currently, they are not expected to have a material impact on our financial positions or results of operations.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses*, and issued subsequent amendments to the initial guidance, ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11 (collectively, Topic 326), to introduce a new impairment model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses (CECL). In April 2019, the FASB further clarified the scope of Topic 326 and addressed issues related to accrued interest receivable balances, recoveries, variable interest rates, and prepayment. The new guidance will require modified retrospective application to all outstanding instruments, with a cumulative-effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2022. The Company adopted this accounting guidance effective January 1, 2023, and it did not have a material impact on our Unaudited Consolidated Financial Statements.

Subsequent Events

In preparing these consolidated financial statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through April 29, 2024, the date the consolidated financial statements were available for issuance.

NOTE 3 – Inventory

Inventory consists of the following:

	December 31, 2023		December 31, 2022	
Raw materials	$	536,263	$	928,194
Finished goods		878,898		1,042,228
Supplies and other inventory		1,173,989		1,516,585
		2,589,150		3,487,007
Valuation reserve to net realizable value		(21,056)		(156,960)
	$	2,568,094	$	3,330,047

NOTE 4 – Property and Equipment

Property and equipment consist of the following:

	December 31, 2023	December 31, 2022
Equipment	$ 837,042	$ 817,641
Furniture and fixtures	466,296	466,296
Leasehold improvements	767,302	727,772
Software	39,211	29,000
	2,109,851	2,040,709
Accumulated depreciation	(1,408,096)	(1,069,361)
	$ 701,755	$ 971,348

NOTE 5 –Leases

We enter operating lease contracts for the right to utilize retail, office and warehouse space. Lease terms vary and can range from short term (under 12 months) to long term (greater than 12 months). Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. We considered those options when determining the lease terms used to derive our right of use assets and associated lease liabilities. Leases with a term of less than 12 months are not recorded on our consolidated balance sheets and we recognize lease expense for those leases on a straight-line basis over the lease term.

Additionally, certain lease payments, such as percentage rent and common area maintenance charges, are driven by variable factors. Variance costs are expensed as incurred and are not included in our determination for our lease liabilities and right of use assets.

Our lease portfolio consists of operating leases within two major categories:

Leases	Classification	Financial Statement Caption	December 31, 2023	December 31, 2022
Assets				
	Office and warehouse space	Right of use assets, net	$ 3,470,372	$ 4,329,856
	Retail store space	Right of use assets, net	3,510,615	4,014,248
Total Right of use assets, net			$ 6,980,987	$ 8,344,104
Liabilities				
		Lease liabilities	2,581,601	2,181,658
		Lease liabilities, noncurrent portion	5,710,624	7,555,183
Total Lease Liability			$ 8,292,225	$ 9,736,841

Our Right of use assets, net balance above includes our unamortized lease incentives with certain of our retail store leases.

We recorded total operating lease expenses of $3,730,481 and $3,399,169 for the years ended December 31, 2023 and 2022, respectively. The total operating cost includes the amounts associated with our existing lease liabilities, along with both short-term and variable lease costs incurred during the periods.

The maturities of our lease liabilities as of December 31, 2023 on an undiscounted cash flow basis are as follows:

Maturity of Lease Liabilities	Office and Warehouse Space	Retail Store Space	Total Operating Leases	Finance Leases	Total
2024	$ 979,633	$ 1,707,043	$ 2,686,676	$ 17,151	$ 2,703,827
2025	1,009,022	1,320,523	2,329,545	-	2,329,545
2026	1,039,292	1,000,192	2,039,484	-	2,039,484
2027	582,258	568,971	1,151,229	-	1,151,229
2028	345,521	136,983	482,504	-	482,504
Total Lease Payments	3,955,726	4,733,712	8,689,438	17,151	8,706,589
Less: Interest	(117,459)	(296,774)	(414,233)	(131)	(414,364)
Present value of lease liabilities	3,838,267	4,436,938	8,275,205	17,020	8,292,225

The following table presents the weight average remaining term and discount rate related to our right of use assets:

Lease Term and Discount Rate	December 31, 2023	December 31, 2022
Weighted-average remaining lease term	3.56 years	4.40 years
Weighted-average discount rate	1.84%	1.58%

The following table provides information regarding the cash paid and right of use assets obtained related to our operating leases:

Cash Flows Information	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities	$ 2,352,416	$ 1,780,035
Leased assets obtained in exchange for new operating lease liabilities	$ 1,110,584	$ 10,490,832

NOTE 6 – Debt

Senior Secured Line of Credit

On May 24, 2022, the Company entered into a revolving line of credit agreement with Austin Financial Services, Inc. ("AFS"). That agreement, through subsequent amendments, provides for a $2.0 million senior secured credit facility (the "Senior Secured Line of Credit" or "line of credit"), which is used primarily for working capital purposes, and has a termination date of May 24, 2025, with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios.

The line of credit contains, among other things, the following key credit terms:

- a "borrowing base" equal to the sum of eligible accounts up to an advance rate of 85% plus the lesser of (a) eligible inventory up to an advance rate of 65% or (b) the inventory sublimit (defined below), minus certain reserves AFS may deem appropriate at its sole discretion,

- an inventory sublimit equal to the lesser of (a) $1,000,000 or (b) an amount equal to 200% of borrowing base availability,

- an annual facility fee equal to 1% of the total commitment amount (currently $2,000,000) paid on the closing date, and annually thereafter,

- a monthly collateral management fee of 0.60% based on the average outstanding loan balance

- a minimum monthly payment of $5,500

- and the interest rate for all advances shall be the sum of (a) the greater of 3.5% or the Prime Rate plus (b) 2%, provided that the interest rate shall not exceed 8.5% (the "Interest Rate Cap") in the first year of the loan; provided, further, that the Interest Rate Cap shall not increase by more than 2.5% for each year thereafter.

At December 31, 2023, we had $1,417,497 of outstanding borrowing and $199,876 of borrowing capacity (the lesser of the borrowing base or the aggregate line of credit) under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 10.50% as of December 31, 2023.

Simultaneously upon entering into the line of credit agreement, the Company, Bristol Luxury Group, LLC ("BLG") and AFS entered into an Intercompany Subordination Agreement which provides AFS with a first priority interest in substantially all the Company's assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG (who has a second priority interest) or the stockholders.

Bristol Luxury Group LLC Debt

The Company has a secured promissory note payable balance to Bristol Luxury Group, LLC ("BLG") totaling $12,863,659 at December 31, 2023 (the "BLG Note"). The Company's board of directors owns BLG. The balance bears interest, payable monthly, at 12% and is secured by the general assets of the Company, subject to the Intercompany Subordination Agreement previously described. Interest may be paid-in-kind. The balance of the promissory note is due May 2025. On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the "Exchange Agreement") and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the "LLCA Amendment"), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the BLG Note equal to $8,000,000 in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

NOTE 7 – Government Grants

Employee Retention Credit ("ERC")

The Company was eligible for the Employee Retention Credit ("ERC") under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs.

In June 2022 and January 2023, we received $335,442 and $2,172,353 of our ERC refunds, respectively, of which $2,352,452 is reflected as "Government grant income" and $155,343 as "Interest income" in our consolidated statements of operations and comprehensive loss for the year ended December 31, 2022. The $2,172,353 received in January 2023, is recorded as "Government grant receivable" on our consolidated balance sheet at December 31, 2022. In April 2023, we received the remaining $1,042,456 of our ERC refunds, of which $970,441 is reflected as Government grant income" and $72,015 as "Interest income" in our consolidated statements of operations and comprehensive income for the year ended December 31, 2023.

Consulting fees of $87,340 and $211,721 were recognized in "Selling, General and Administrative" expenses in our consolidated statements of operations and comprehensive loss, for the portion of ERC refunds received and accrued for in the years ended December 31, 2023 and December 31, 2022, respectively.

Other

In 2022, we received $27,670 through the California 2021 Main Street Small Business Hiring Credit.

NOTE 8 – Income Taxes

Deferred tax assets relate to the following:

	December 31, 2023	December 31, 2021
Deferred tax assets		
Inventory valuation	$ 208,653	$ 250,912
Accrued expenses	1,077,850	683,954
Lease liabilities	327,576	335,144
Employee retention credits	246,091	247,098
Depreciation and amortization	655,518	638,501
Net operating loss	2,463,443	1,072,525
	4,979,131	3,228,134
Valuation allowance	(4,979,131)	(3,228,134)
	$ -	$ -

The provision for income taxes consists of the following:

	Year Ended December 31,	
	2023	2022
Current		
Federal	$ -	$ -
State	7,756	7,756
Foreign	-	-
	7,756	7,756
Deferred		
Federal	1,404,283	695,354
State	346,714	156,713
Change in valuation allowance	(1,750,997)	(852,067)
	-	-
	$ 7,756	$ 7,756

The reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	Year Ended December 31,	
	2023	2022
Computed "expected" federal income taxes	$ (1,369,524)	$ (429,840)
State income taxes, net of federal taxes	(284,253)	(91,339)
Tax adjustment for basis difference	-	(135,175)
Permanent differences	(89,464)	(187,957)
Change in valuation allowance	1,750,997	852,067
	$ 7,756	$ 7,756

At December 31, 2023, the Company has net operating loss carryforwards for federal and state purposes totaling approximately $8,982,387 and $9,982,578, respectively, available for an indefinite period to offset future taxable income.

NOTE 9 – Commitments and Contingencies

Production Agreements

The Company currently transacts with a co-packer located in Mexico for the assembly of its product which is promptly transferred to the Las Vegas operations center. In July 2022, we amended the existing agreement to extend the term through May 1, 2024, with an option to, thereafter, extend the term for an additional twelve-month period(s) upon mutual agreement of both parties. The existing agreement with the co-packer has no minimum production requirements and the parties agreed to extend the agreement on substantially similar terms, except that the original agreement was amended to provide for annual rate increases of 3.5% commencing on January 1, 2023.

Legal Proceedings

The Company is involved in various minor claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations, or liquidity.

NOTE 10 – Stockholder's Deficit

The Company issued 12,500,000 shares of common stock to Bristol Luxury Group, LLC in conjunction with the conversion to a corporation in September 2020. Additionally, $8,000,000 of the Company's debt held by Bristol Luxury Group, LLC was converted to shares of preferred stock, with the effective date of September 2020.

Preferred stock does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. Preferred stock has a cumulative dividend rate of 12% per annum on the issue price of the preferred stock that accrues daily and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly. Dividends are payable as declared by the Company's Board of Directors. Holders of preferred stock receive dividends, when declared, and liquidation preferences over holders of common stock. Preferred stock is convertible to common stock at the option of the preferred stockholder. As of December 31, 2023, and 2022, there were un-declared dividends in the amount of $3,929,757 and $2,536,821, respectively.

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933. The Company offered up to 2,500,000 shares of Common Stock at a price of $10.00 per share (increased to $10.35 per share effective July 30, 2021), plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 31, 2020 (the "Offering Circular")) to investors based upon investment level.

On June 30, 2022, the Company terminated its offering of Common Stock pursuant to Regulation A under the Securities Act of 1933, as amended (the "Regulation A Offering"). The Company sold 409,266 shares of Common Stock, plus an additional 11,431 shares of Common Stock issued as Bonus Shares to investors based upon investment level, and 2,896 of warrants exercised by OpenDeal Broker LLC dba the Capital R, one of the broker-dealers of the offering. The Company recognized gross proceeds of $4,262,117 and incurred offering costs of $1,221,426 under that offering.

The Company issued warrants of 5,339 shares to StartEngine Primary, LLC ("StartEngine Primary"), an underwriter of that offering, for the purchase of shares of our Common Stock at an exercise price of $10.35 per share. Those warrants expire on December 29, 2026.

NOTE 11 – Subsequent Events

Convertible Series B Preferred Shares Offering

Beginning on April 12, 2024, the Company commenced an offering of its 6% Series B Convertible Preferred Stock in an exempt offering in reliance on Rule 506(c) of Regulation D of the Securities Act of 1933, as amended. As of April 29, 2024, the Company has received $6,000,000 of commitments and has received $3,455,000 in funds from that offering. We intend to use the proceeds as working capital and as inventory investment ahead of seasonal fall and holiday sales.

Production Agreement Amendment

In January 2024, we amended the production agreement with our co-packer located in Mexico, extending the term from May 1, 2024 through May 31, 2027, with an option to, thereafter, extend the term for an additional twelve-month period(s) upon mutual agreement of both parties.

Retail Store Early Termination Right Exercise

In January 2024, we exercised our early termination option on four retail locations in Southern California. The termination date will be December 31, 2024 for those locations. Under the terms of those lease agreements, we were required to pay a total of $45,215 in January 2024 to the landlords for the balance of the unamortized tenant allowances. In January 2024, we recorded a lease modification for those retail locations resulting in decreases of $387,188 to Right of use assets, net, $5,571 to Lease liabilities, $532,227 to Lease liabilities, noncurrent portion and $150,610 to selling, general and administrative expenses, for the non-cash portion of the lease expense.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the Las Vegas, State of Nevada, on April 29, 2024.

SUGARFINA CORPORATION

By: /s/ *Scott LaPorta*
Name: Scott LaPorta
Title: CEO and COO
Date: April 29, 2024

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ *Scott LaPorta*
Name: Scott LaPorta
Title: CEO, COO and Director
Date: April 29, 2024

By: /s/ *Brian Garrett*
Name: Brian Garrett
Title: CFO, Principal Accounting Officer
Date: April 29, 2024

By: /s/ *Paul L. Kessler*
Name: Paul L. Kessler
Title: Director
Date: April 29, 2024

By: /s/ *Diana Derycz-Kessler*
Name: Diana Derycz-Kessler
Title: Director
Date: April 29, 2024